Filed pursuant to Rule 253(g)(2)

File No. 024-12579

EXPLANATORY NOTE

Hypha Labs, Inc. is filing this supplement to the Offering Circular qualified on June 30, 2025 to reflect an increase in the price per Unit being sold in this offering from $0.20 to $0.21 per share.

Offering Circular Supplement, Dated November 6, 2025

Hypha Labs, Inc.

5940 S. Rainbow Boulevard, Las Vegas, Nevada 89118

Telephone No.: (702) 527-2060

www.hyphalabs.com

Up to 50,000,000 units (the “Units”)

Each Unit consisting of one share of Series D Preferred Stock (the “Series D Preferred
Stock”) and one Common Stock Purchase Warrant (the “Warrants”)

50,000,000 shares of Common Stock issuable upon conversion of the Series D Preferred
Stock; and 50,000,000 shares of Common Stock issuable upon exercise of the Warrants,

plus up to 10,000,000 bonus shares of Series D Preferred Stock (“Bonus Shares”) and the
10,000,000 shares of Common Stock issuable upon conversion of the Bonus Shares, for an aggregate of 110,000,000 shares of Common Stock

By this offering circular (the “Offering Circular”), Hypha Labs, Inc., a Nevada corporation (“Hypha Labs” or the “Company”), is offering on a “best-efforts” basis a maximum of 50,000,000 Units, at a price of $0.21 per Unit, each Unit consisting of (i) one share of our Series D Preferred Stock, and (ii) one Common Stock Purchase Warrant to purchase one share of our common stock, $.001 par value per share (the “Common Stock”), for a maximum offering amount of up to $10,500,000 (the “Maximum Amount”), plus up to an additional 10,000,000 Bonus Shares (as described in this Offering Circular), pursuant to Tier 2 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). There is a minimum initial investment amount per investor of $1,000.02 for 4,762 Units. Additionally, investors will be required to pay a transaction fee to the Company at the time of the subscription to help offset transaction costs equal to 2.0% of the subscription price per Unit, for up to a maximum of $100.00 (the “Transaction Fee”), representing a total minimum investment of $1,020.02. The Broker and its affiliates will receive compensation on this fee. See “Plan of Distribution” for more details.

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At any time after issuance, each share of our Series D Preferred Stock is convertible into one share of our Common Stock at the option of the holder. The Series D Preferred Stock will rank, as to dividend rights and rights upon our liquidation, dissolution, or winding up, junior to our Series A Preferred Stock and Series B Preferred Stock and senior to our Common Stock. The shares of Series D Preferred Stock are not entitled to dividends, provided that if dividends are paid on the shares of our Common Stock, the Series D Preferred Stock will be entitled to dividends based on the number shares of Common Stock into which the Series D Preferred Stock may then be converted. The Series D Preferred Stock and the Common Stock differ in other characteristics, including voting rights.

The Units have no stand-alone rights and will not be certified or issued as stand-alone securities. The Warrants will be exercisable for 18 months after the 180th day from the date of this offering. Each Warrant is exercisable to purchase one share of our Common Stock at an exercise price of $0.30 per share. The shares of our Series D Preferred Stock and the Warrants are immediately separable and will be issued and tradeable separately but will be purchased together as a Unit in this offering.

There is no existing public trading market for the shares of Series D Preferred Stock or the Warrants. We do not intend to apply for listing of the Series D Preferred Stock or the Warrants on a national securities exchange nor are the securities quoted on an over-the-counter market. Shares of our Common Stock trade on the over-the-counter market and are quoted on the OTCQB under the symbol “FUNI”. On November 3, 2025, the last reported sale price of our Common Stock was $0.0270 per share.

This offering is being conducted on a “best-efforts” basis, which means that there is no minimum number of Units that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. None of the proceeds received will be placed in an escrow or trust account. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Units will not be entitled to a refund and could lose their entire investments. Please see the “Risk Factors” section, beginning on page 13, for a discussion of the risks associated with a purchase of the Units.

We estimate that this offering will commence within two days of SEC qualification; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) one year from the date of SEC qualification, or (c) the date on which this offering is earlier terminated by us, in our sole discretion. See “Plan of Distribution.”

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	Number of Units/Shares(1)	Assumed Offering Price to Public(2)	Broker-Dealer Discounts and Commissions(3)	Proceeds to Company(4)
Per Unit	50,000,000	$0.2100	$0.0095	$0.2005
Series D Preferred Stock (5)	50,000,000
Warrants	50,000,000
Common Stock issuable upon conversion of Series D Preferred Stock	50,000,000
Common Stock issuable upon exercise of Warrants	50,000,000
Bonus Shares	10,000,000
Common Stock issuable upon conversion of Bonus Shares	10,000,000
Transaction Fee per Unit (6)		$0.0042	$-	$-
Per Unit Plus Transaction Fee		$0.2142	$0.0096	$0.2046
Total Minimum:		$0	$0	$0
Total Maximum:		$10,710,000	$911,950	$9,798,050
Total Maximum Including Value of Bonus Shares:		$12,810,000	$911,950	$11,898,050

(1)	The Company is offering up to 50,000,000 Units, consisting of up to 50,000,000 shares of Series D Preferred Stock convertible into 50,000,000 shares of Common Stock and up to 50,000,000 Warrants to purchase up to 50,000,000 shares of Common Stock, at an exercise price of $.30 per share, for up to a maximum of $10,710,000.00, plus up to 10,000,000 additional shares of Series D Preferred Stock convertible into up to 10,000,000 shares of Common Stock with an implied value of $2,100,000 available to be issued as Bonus Shares to eligible investors for no additional consideration. Assuming the sale of the maximum number of Units in this Offering, the Company will receive up to an additional $15,000,000, if the Warrants are exercised in full. See “Plan of Distribution” for further details.

(2)	Does not include effective discount that would result from the issuance of Bonus Shares. For details of the effective discount, see “Plan of Distribution.”

(3)	The Company has engaged DealMaker Securities, LLC, member FINRA/SIPC (the “Broker” or “Dealmaker Securities”), as broker-dealer of record, to perform broker-dealer administrative and compliance related functions in connection with this offering. The Broker and its affiliates will receive one-time advances of accountable expenses totaling $60,000, and monthly payments of $10,000 for up to three months of accountable expenses ($30,000). Once the SEC has qualified the Offering Circular and this offering commences, there will be monthly payments of $10,000 for account maintenance/management and advisory fees up to a maximum of $90,000, and the Broker will receive a cash commission equal to four and one- half percent (4.5%) of the amount raised in the offering. There is also a budgeted fee of $250,000 for media management and supplementary services on a case-by-case basis, but not to exceed the total. See “Plan of Distribution” for more details. In the case of a fully subscribed offering, the maximum amount the Company would pay DealMaker Securities and affiliates is $911,950. To the extent that the Company’s officers and directors make any communications in connection with the offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer.

(4)	Does not account for the payment of expenses of this offering estimated at approximately $210,000 in payment of processing fees paid to third party credit card and payment processors. See “Plan of Distribution.”

(5)	The Series D Preferred Stock offered by the Company will generally have no voting rights. Furthermore, even assuming the sale of the maximum Units in this offering, the Company’s officers and directors will retain majority voting control over the Company’s outstanding Common Stock given the terms of our outstanding Series C Preferred Stock, which is held by A. Stone Douglass, our Chief Executive Officer. Our Series C Preferred Stock provides that so long as the Series C Preferred Stock is held by an executive officer of the Company, the holder votes such shares together with the holders of the Common Stock on the basis of 200,000 votes for each share of Series C Preferred Stock outstanding. Mr. Douglass currently holds 1,000 shares of our Series C Preferred Stock and, accordingly, holds an aggregate of approximately 63.5% of the total voting power of our outstanding capital stock and will continue to do so following this offering. For additional details of the rights of the Series D Preferred Stock, see “Description of Securities”.

(6)	Investors will be responsible for a transaction fee equal to two percent (2.0%) of the purchase price for the Units paid at the time of investment, for up to a maximum of $100.00, which represents the fee for a $5,000.00 investment (the “Transaction Fee”). Broker will receive commissions on the Transaction Fee. If the offering is fully subscribed, this would represent a maximum commission of $9,450, which is included in the maximum compensation described in footnote 3 above. See “Plan of Distribution” for additional discussion of this Transaction Fee. We note that the Transaction Fee will only be based on the purchase price for the Units in this offering, and therefore will not be affected by any Bonus Shares investors receive in this offering.

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Investing in the Units is speculative and involves substantial risks. You should purchase Units only if you can afford a complete loss of your investment. See “Risk Factors”, beginning on page 13, for a discussion of certain risks that you should consider before purchasing any of the Units.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in the Units.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our Company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the section entitled “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing the Units. Before making an investment decision, you should read this Offering Circular carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the notes thereto. Hypha Labs, Inc. and its consolidated subsidiaries are referred to herein as “Hypha Labs,” “the Company,” “we,” “us” and “our,” unless the context indicates otherwise.

Company Background

Hypha Labs (formerly Digipath, Inc.) was incorporated in Nevada on October 5, 2010. Hypha Labs was a service-oriented independent testing laboratory, data analytics and media firm focused on the developing cannabis and hemp markets and supported the cannabis industry’s best practices for reliable testing. Our mission was to provide pharmaceutical-grade analysis and testing to the cannabis industry, under ISO-17025:2017 guidelines, to ensure consumers and patients know exactly what is in the cannabis they ingest and to help maximize the quality of our clients’ products through research, development, and standardization. Hypha Labs had been operating a cannabis-testing lab in Nevada since 2015.

On February 20, 2024, we competed the sale of the net assets of our wholly owned subsidiary Digipath Labs, Inc. (“Digipath Labs”). As of that date, we were no longer in the business as a service oriented independent testing laboratory, data analytics and media firm focused on the developing cannabis and hemp markets, which supported the cannabis industry’s best practices for reliable testing, cannabis education and training. Following closing of the asset sale, the Company changed its name from Digipath, Inc. to Hypha Labs, Inc.

Business Overview

Hypha Products Inc., a wholly owned subsidiary of the Company was formed on April 18, 2024, to engage in the research, development and commercialization of an accelerator, the Hypha Micropearl accelerator, a home appliance designed to accelerate the production of nutritionally beneficial mushrooms for human consumption. The Company’s easy-to-use device, together with its replacement cartridges, safely and effectively produces enriched mycelium of functional mushrooms, or Micropearls, in just eight days. These Micropearls contain active mushroom ingredients that offer a way to harness the medicinal properties of fungi in a concentrated easy to handle tasteless and odorless form. These Micropearls can be incorporated into various foods and beverages without altering the flavor.

Our Hypha Micropearl accelerator will be sold with replaceable cartridges which are delivered pre-sterilized to the home and ready to be inserted into the device. These cartridges are filled with powerful nutrient formulations which allow for the production of the Micropearls. The QR codes on the cartridges are scanned to the Hypha Lab app and inserted into the device and the Micropearls are produced and fully formed in eight days. After harvesting the Micropearls with a strainer, they are ready to be incorporated into a variety of foods. The cartridges help to minimize the risk of mold or yeast contamination and help improve the success of the at home mushroom growth. We believe that our innovative accelerator technology will disrupt traditional methods of mushroom production and bring lab-quality nutrient ingredients into the home with convenience and efficiency.

We intend to continue the design, development and testing of the Hypha Micropearl accelerator over the next six months. Initially, we have produced a limited number of accelerators at our headquarters for testing purposes, both with mycologists and experts in the functional mushroom industry. Upon completion of the design and successful testing of the Hypha Micropearl accelerator, we will seek to enter into a manufacturing arrangement outside the United States to manufacture the Hypha Micropearl accelerator for commercial sale. Our goal is to be in the position to market the Micropearl accelerator by the end of the first quarter of calendar year 2026, although there can be no assurance it will achieve our goal in this time period, or at all.

Corporate Information

Our principal executive offices are located at 5940 S. Rainbow Boulevard, Las Vegas, Nevada 89118, Telephone No.: (702) 527-2060. Our website is located at http://www.hyphalabs.com. The content on our website is available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this Offering Circular.

Implications of Being a “smaller reporting company”

We are a “smaller reporting company” as that term is defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, our public reports will reflect the scaled back reporting requirements of smaller reporting companies as set forth in Regulation S-K, promulgated under the Exchange Act.

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Offering Summary

Securities Offered	Up to 50,000,000 Units, each Unit consisting of (i) one share of our Series D Preferred Stock, and (ii) one Common Stock Purchase Warrant to purchase one share of our Common Stock, plus 10,000,000 Bonus Shares. The shares of our Series D Preferred Stock and the Warrants are immediately separable and will be issued and tradeable separately but will be purchased together as a unit in this offering.

Offering Price Per Unit	$0.21 per unit

Series D Preferred Stock Ranking	The Series D Preferred Stock will rank, as to dividend rights and rights upon our liquidation, dissolution, or winding up, junior to our Series A Preferred Stock and Series B Preferred Stock and senior to our Series C Preferred Stock and all classes or series of our Common Stock. The terms of the Series D Preferred Stock will not limit our ability to (i) incur indebtedness or (ii) issue additional equity securities that are equal or senior in rank to the shares of our Series D Preferred Stock as to distribution rights and rights upon our liquidation, dissolution or winding up.

Series D Preferred Stock Dividend

The shares of Series D Preferred Stock are not entitled to dividends, provided that if dividends are paid on the shares of our Common Stock, the Series D Preferred Stock will be entitled to dividends based on the number shares of Common Stock which the Series D Preferred Stock may then be converted.

Series D Preferred Stock Liquidation Preference	The liquidation preference for each share of our Series D Preferred Stock is $0.21. Upon a liquidation, dissolution or winding up of our Company, holders of shares of our Series D Preferred Stock will be entitled to receive out of the assets of the Company available to its stockholders before any payment is made to the holders of shares of Common Stock or other classes of shares of the Company ranking junior to the Series D Preferred Stock, the liquidation preference with respect to their shares plus an amount equal to any accrued but unpaid dividends (if declared) to, but not including, the date of payment with respect to such shares. After the payment to the holders of the Series D Preferred Stock of the amount payable to them as above provided, they shall not be entitled to share in any further distribution of the assets or property of the Company.

Series D Preferred Stock Maturity Date	The shares of our Series D Preferred Stock have no maturity date, and we will not be required to redeem shares of our Series D Preferred Stock at any time. Accordingly, the shares of our Series D Preferred Stock will remain outstanding indefinitely, unless otherwise converted at the option of the holder thereof or pursuant to a mandatory conversion described below.

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Series D Preferred Stock Optional Conversion	At any time after issuance, each share of our Series D Preferred is convertible into one share of our Common Stock at the option of the holder.

Series D Preferred Stock Mandatory Conversion	At any time after issuance upon the occurrence of any of the following events, the Company shall have a right to direct the mandatory conversion of the Series D Preferred Stock: (a) a change in control, or (b) if the closing price of the Common Stock closes at or above $0.40 per share for 10 consecutive trading days.

Series D Preferred Stock Limited Voting Rights	Holders of the Series D Preferred Stock generally will have no voting rights. However, certain material and adverse changes to the terms of the Series D Preferred Stock cannot be made without the affirmative vote of holders of at least a majority of the outstanding shares of Series D Preferred Stock, voting as a separate class.

Common Stock Purchase Warrants	The Warrants will be exercisable for an 18-month period commencing after 180 days from the date of the initial closing of this offering. Each Warrant is exercisable to purchase one share of our Common Stock at an exercise price of $0.30 per share

Listing	Neither the Series D Preferred Stock nor the Warrants shall be listed on a national securities exchange or quoted on an over-the-counter market.

Shares Outstanding Before This Offering	127,046,825 shares of Common Stock; 1,047,942 shares of Series A Preferred Stock; 333,600 shares of Series B Preferred Stock; 1,000 shares of Series C Preferred Stock and no shares of Series D Preferred Stock.

Shares Outstanding After This Offering	127,046,825 shares of Common Stock; 1,047,942 shares of Series A Preferred Stock; 333,600 shares of Series B Preferred Stock; 1,000 shares of Series C Preferred Stock and 60,000,000 shares of Series D Preferred Stock (including the maximum number of Bonus Shares to be issued in this offering), but excludes as of June 11, 2025:

●	50,000,000 shares of Common Stock issuable upon exercise of the Warrants;
●	107,823,350 shares of Common Stock usable upon exercise of the Company’s Convertible Notes (including the shares issuable above the 4.99% limitation on the amount convertible under the Convertible Notes);
●	14,015,710 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and Series B Preferred Stock;
●	Up to 60,000,000 shares of Common Stock issuable upon conversion of the Series D Preferred Stock, including the Bonus Shares;
●	8,120,000 shares of Common Stock underlying outstanding options under the Company’s 2012 Stock Incentive Plan; and
●	15,387,050 shares of Common Stock issuable upon exercise of the Company’s outstanding warrants.

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Minimum Number of Units to Be Sold in This Offering	None

Investor Suitability Standards	The Units are being offered and sold to “qualified purchasers” (as defined in Regulation A under the Securities Act of 1933, as amended (the “Securities Act”)). “Qualified purchasers” include any person to whom securities are offered or sold in a Tier 2 offering pursuant to Regulation A under the Securities Act.

Market for our Common Stock	Shares of our Common Stock trade on the over-the-counter market and are quoted on the OTCQB under the symbol “FUNI”.

Termination of this Offering	This offering will terminate at the earliest of (a) the date on which all of the Units have been sold, (b) the date which is one year from this offering being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion. See “Plan of Distribution.”

Investor Perks	Investors in this offering who invest $1,500 or more will be eligible to receive a perk consisting of the Company’s Hypha Micropearl accelerator. The Company reserves the right to discontinue perks if required for business or regulatory purposes.

Use of Proceeds	We will use the proceeds of this offering for payroll, product development, marketing and advertising, general and administrative expenses, and working capital or for other general corporate purposes, or a combination thereof. See “Use of Proceeds.”

Risk Factors	An investment in the Units involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Units. See “Risk Factors.”

Transfer Agent	The transfer agent and registrar for our Common Stock is Issuer Direct.

Continuing Reporting Requirements Under Regulation A

We are required to file periodic and other reports with the SEC, pursuant to the requirements of Section 13(a) of the Exchange Act. Our continuing reporting obligations under Regulation A are deemed to be satisfied as long as we comply with our Section 13(a) reporting requirements.

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Summary of Key Risk Factors

Factors that could have a material adverse effect on our operation and future prospects include, but are not limited to the following. See “Risk Factors” beginning on page 13 for important additional information.

●	Our auditor has expressed substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient capital, our ability to carry out and implement our business plan will be delayed, limited or may never occur.
●	We have a limited operating history to be able to evaluate our business and prospects,
●	We will require substantial additional financing to execute our business strategy and successfully launch our business, which may not be available to us.
●	We will initially be dependent on a limited number of customers as an early-stage company.
●	Our business model and growth strategy will depend upon our ability to successfully introduce and market our products.
●	We may not be successful in the development of the Hypha Micropearl accelerator and there is no assurance it will perform as expected.
●	Our business will depend on general economic conditions and consumer discretionary spending.
●	We will need to successfully market our products on social media platforms.
●	We will need to enter into a satisfactory manufacturing arrangement for the accelerator, and such manufacturer may be outside the U.S., which will subject us to the risks inherent in manufacturing in a foreign country.
●	We will be dependent on relationships with a variety of regional and national carriers to ship our products.
●	We will be dependent on third party suppliers to source our components as well as a third party to handle our fulfillment centers.
●	We are dependent on our ability to hire and retain our officers, directors and other personnel necessary to successfully conduct our business.
●	We will compete against other companies engaged in the functional mushroom business and we will need to develop new and innovative products to be competitive.
●	We will need to protect our intellectual property rights to maintain our competitive edge and our brand.
●	There has been limited trading in our Common Stock and investors in this offering may be unable to sell their shares of Common Stock underlying the Units.
●	We have outstanding shares of Preferred Stock with rights and preferences superior to those of the Common Stock.
●	We have an outstanding Series C Preferred Stock held by our sole executive officer that controls a majority of the voting power of the capital stock of the Company.
●	If we are unable to protect our information systems against service interruption, misappropriation of data or breaches of security, our operations could be disrupted, we may suffer financial losses and our reputation may be damaged.
●	The price of our Common Stock could be subject to significant fluctuations.
●	The application of the “penny stock” rules to our Common Stock could limit the trading and liquidity of our Common Stock, adversely affect the market price of our Common Stock and increase stockholder transaction costs to sell those shares.
●	There is no public market for our Series D Preferred Stock or Warrants underlying the Units, which could limit their respective trading price and a holder’s ability to sell them.
●	Other risks and uncertainties referred to under “Risk Factors.”

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SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our summary financial data and should be read together with our audited consolidated financial statements for the years ended September 30, 2024 and 2023, and accompanying notes and information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from the aforementioned periods appearing elsewhere in this Offering Circular. Our financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Our historical results are not necessarily indicative of our future results.

Balance Sheet Data

	September 30,	September 30,
	2024	2023

Assets
Total current assets	$410,190	765,798
Total assets	$493,805	1,409,464

Liabilities and Stockholders’ Equity
Total current liabilities	$1,393,660	3,121,814
Total liabilities	$1,420,498	3,280.970
Total stockholders’ equity	$(1,260,293)	(2,205,106)
Total liabilities and stockholders’ equity	$493,805	1,409,464

Statement of Operations Data

	For the Years Ended
	September 30,
	2024	2023
Revenue	$0	$0
Total operating expenses	$1,827.027	$437,388
Loss from operations	$(1,827,027)	$(437,388)
Other (expense) income	$470,631	$(244,267)
Loss from discontinued operations	$585,156	$928,429
Net loss	$(785,429)	$246,774

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RISK FACTORS

An investment in the Units involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular, before purchasing any of the Units. The occurrence of any of the following risks might cause you to lose all or a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements”.

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

Risks Related to this Offering and Ownership of the Series D Preferred Stock and Warrants.

The Series D Preferred Stock and Warrants being offered will not be publicly tradable following the Offering and there is no assurance that there will ever be a public market for the Series D Preferred Stock or Warrants at any time.

Although our Common Stock currently trades on the OTCQB, there is no public trading market for our Series D Preferred Stock or Warrants at this time and we cannot assure you that any market for our Series D Preferred Stock or Warrants will ever develop. We have no current plans to pursue a public market for our Series D Preferred Stock or Warrants, and we cannot assure you that we will ever register the Series D Preferred Stock. The shares of Series D Preferred Stock are not readily marketable, and their value may be subject to adverse conditions that are impossible to predict. There can be no assurance that if it becomes necessary to sell or transfer our Series D Preferred Stock or Warrants, a buyer could be found, or a suitable purchase price could be obtained. With no public trading market, it may be extremely difficult or impossible for you to resell your Series D Preferred Stock or Warrants if you should desire to do so. In addition, there can be no assurance that, in the event you are able to find a purchaser for your Series D Preferred Stock or Warrants, you will be able to resell such securities at the price you paid in this offering. Therefore, prospective investors who require liquidity in their investment should not rely upon the Series D Preferred Stock or Warrants being offered under this offering as a short-term component of their return on investment.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets or the value of us or our assets at any particular time. Therefore, the purchase price you pay for our Units may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our Units is fixed and will not vary based on the underlying value of our assets at any time. Our Board has determined the offering price in its sole discretion. The fixed offering price for our Units has not been based on appraisals of any assets we own or may own, or of our Company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Units may not be supported by the current value of our Company or our assets at any particular time.

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We are offering a discount on our Unit price to certain Investors in the form of Bonus Shares.

We are offering up to 10,000,000 additional shares of Series D Preferred Stock as “Bonus Shares” to certain investors purchasing Units in this offering, equal to 5%, 10%, 15% or 20% of the shares they purchase, for no additional monetary compensation. Investors in the highest bracket of these Bonus Shares will pay an effective price of approximately $0.175 per Unit, a discount of approximately 17%. Therefore, those investors receiving Bonus Shares are effectively receiving a discount on the Units they purchase in this offering, which will dilute the value of the Units purchased by investors who pay the full price for their Units.

Management has broad discretion in using the proceeds from this offering.

We plan to use the proceeds from this offering for product design and development, marketing and advertising, and general corporate expenses, including working capital. We have broad discretion in the application of proceeds and the timing of the expenditure of the proceeds of this offering. If we fail to apply the proceeds effectively, we may not be successful in implementing our business plan. You will not have the opportunity to evaluate all of the economic, financial or other information upon which we base our decisions.

You will not have a vote or influence on the management of our Company.

All decisions with respect to the management of our Company will be made exclusively by the officers, directors or employees of our Company. While certain decisions require the approval of holders of shares of Common Stock, you, as an investor in our Series D Preferred Stock and Warrants, have very limited voting rights and will have no ability to vote on issues of company management and will not have the right or power to take part in the management of our Company and will not be represented on the Board of our Company. Accordingly, no person should purchase our Units in this offering unless he or she is willing to entrust all aspects of management to our Company.

Our Board has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to the Series D Preferred Stock and with the ability to affect adversely stockholder voting power.

Our Certificate of Incorporation allows us to issue shares of preferred stock without any vote or further action by our stockholders. Our Board not only has the authority to issue additional shares of our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, but has the authority to fix and determine the relative rights and preferences and authorize the issuance of additional series of our preferred stock. As a result, our Board could authorize the issuance of additional series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of other securities and the right to the redemption of those shares.

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We do not intend to pay cash dividends on the Series D Preferred Stock.

The shares of Series D Preferred Stock are not entitled to dividends, provided that if dividends are paid on the shares of our Common Stock, the Series D Preferred will be entitled to dividends based on the number shares of Common Stock which the Series D Preferred Stock may then be converted. The Company does not anticipate paying dividends on our shares of Common Stock and investors should not expect to receive any dividends on shares of their Series D Preferred Stock.

We may issue additional debt and equity securities, which are senior to our Series D Preferred Stock as to distributions and in liquidation, which could materially adversely affect the value of the Series D Preferred Stock.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our stockholders. Any preferred securities, if issued by our Company, may have a preference with respect to distributions and upon liquidation that is senior to the preference of the Series D Preferred Stock, which could further limit our ability to make distributions to our stockholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Series D Preferred Stock. In addition, we can change our leverage strategy from time to time without approval of holders of our preferred Stock or Common Stock, which could materially adversely affect the value of our preferred stock, including the Series D Preferred Stock. The Company does not anticipate that it would seek authorization from the stockholders for issuance of any additional authorized shares of Common Stock or Preferred Stock, unless required by applicable law or regulations.

We are not required to raise any minimum amount in this offering before we may utilize the funds received in this offering. Investors should be aware that there is no assurance that any monies beside their own will be invested in this offering.

Because there is no minimum amount of subscriptions which we must receive before accepting funds in this offering, you will not be assured that we will have sufficient funds to execute our business plan or satisfy our working capital requirements and will bear the risk that we will be unable to secure the funds necessary to meet our current and anticipated financial obligations.

This offering is being conducted on a “best efforts” basis without a minimum and we may not be able to execute our business strategy if the $10,500,000 maximum is not sold.

If you invest in our Units and less than all of the offered Units are sold, the risk of losing your entire investment will be increased. We are offering our Units on a “best efforts” basis without a minimum, and we can give no assurance that all of the offered Units will be sold. If less than $10,500,000 of Units are sold, we may be unable to fund all the intended uses described in this Offering Circular from the net proceeds anticipated from this offering without obtaining funds from alternative sources. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost. No assurance can be given to you that any funds will be invested in this offering other than your own.

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We may terminate this offering at any time during the Offering period.

We reserve the right to terminate this offering at any time, regardless of the number of Units sold. In the event that we terminate this offering at any time prior to the sale of all of the Units offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by our Company and no funds will be returned to investors.

Risks Related to our Business

Our auditor has expressed substantial doubt about our ability to continue as a going concern. We may be unable to obtain additional capital required to implement our business plan.

As a result of recurring net losses and insufficient cash reserves, our independent certified public accountant has added a paragraph to its report on our financial statements for the year ended September 30, 2024 raising substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to achieve sustainable revenues and profitable operations. Since inception, we have raised funds primarily through the sale of equity securities and convertible notes. We will need additional funds to commercially launch and then operate our business. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations or cause substantial dilution for our stockholders. If we are unable to obtain additional funds, our ability to carry out and implement our planned business objectives and strategies will be significantly delayed, limited or may not occur. We cannot guarantee that we will ever generate revenue and become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability and our failure to do so would adversely affect our business, including our ability to raise additional funds.

Our limited operating history in our current business makes it difficult to evaluate our current business and future prospects and the risk of your investment.

Although we were incorporated in 2010, we were previously in the business of operating a service-oriented independent testing laboratory, data analytics and media firm focused on developing cannabis and hemp markets. We sold the assets of this business in 2024, and recently positioned our business to develop and sell an accelerator device for the production of functional mushrooms. As such we have a limited operating history upon which to evaluate our commercial prospects. Our historical results are not indicative of our future results in the new line of business. Our limited operating history makes it difficult for potential investors to evaluate our prospective operations and business prospects. Investors should consider our future prospects in light of the risks and uncertainties of early-stage companies operating in a competitive environment. We may encounter unanticipated problems as we continue to refine our business model and may be forced to make significant changes to be successful in the marketplace.

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We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

We plan to continue the development of the Hypha Micropearl accelerator over the next six months with the goal of commercializing the device by the end of the first quarter of calendar year 2026. Accordingly, we will continue to incur additional substantial development costs and other expenses to commercialize our products. We cannot reasonably estimate the actual amounts necessary to execute our business strategy and successfully launch our business. Further we cannot estimate the costs involved in the development, manufacture and commercialization of any future products. In addition, other unanticipated costs may arise. Even if the $10,500,000 of Units are sold in this offering, we may require additional financing to execute our business plan. As a result, until we can generate substantial revenues from our products, we expect to finance our cash needs though equity offerings, debt financings or other capital sources.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate our development activities for our products or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our products.

We will initially be dependent on a limited number of customers, and any significant decline in business from one or more of our customers could adversely affect our operating results.

As an early-stage company, we will initially be dependent on a limited number of customers to purchase our device as well as to purchase replacement cartridges for use in the device. As a result, if customers fail to place anticipated orders, change planned quantities, delay purchases, or change product preferences for reasons beyond our control, we could experience a decline in our operating results. Sales in the consumer product segment are highly seasonal and dependent upon the United States retail markets and consumer spending. Traditionally, this segment has recognized a substantial portion of its sales during the holiday selling season. Any downturn in the general economy, shift in consumer spending away from housewares/small appliances, or further deterioration in the financial health of our customer base could adversely affect our sales and operating results.

Our business model and growth strategy depend on our marketing efforts and ability to introduce our products, maintain our brand and attract customers to our platform in a cost-effective manner.

Our success depends on our ability to acquire and retain customers in a cost-effective manner through marketing efforts and exposure to our products. In order to create and expand our customer base, we will need to appeal to and acquire customers who have not historically consumed functional mushrooms or used an accelerator device to grow these mushrooms. We plan to make a significant investment related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. Our advertising efforts will consist primarily of email marketing, online advertisements and promotions, digital marketing and social media. These efforts are expensive and may not result in the cost-effective acquisition of customers. We cannot assure you that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers through enhancements to the customer experience on our website, mobile-optimized websites and mobile operations. If we fail to deliver a quality shopping experience, or if consumers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers or efficiencies in our logistics network, our net revenue may decrease, and our business, financial condition and operating results may be materially adversely affected.

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We believe that many of our new customers will originate from word-of-mouth and other non-paid referrals from existing customers. Therefore, we must ensure that our existing customers remain loyal to us in order to continue receiving those referrals. If our efforts to satisfy our existing customers are not successful, we may not be able to acquire new customers in sufficient numbers to continue to grow our business, or we may be required to incur significantly higher marketing expenses in order to acquire new customers.

Our success depends in part on our ability to increase our net revenue per active customer. If our efforts to increase customer loyalty and repeat purchasing as well as maintain high levels of customer engagement are not successful, our growth prospects and revenue will be materially adversely affected.

Our ability to grow our business depends on our ability to retain our existing customer base and generate increased revenue and repeat purchases from this customer base and maintain high levels of customer engagement. To do this, we must continue to provide our customers and potential customers with a unified, convenient, efficient and differentiated shopping experience by:

●	providing imagery, tools and technology that attract customers who historically would not have purchased our mushroom products;

●	maintaining a high-quality and diverse portfolio of nutrient and mycelium products to be used with the accelerator device to encourage repeat sales from existing customers;

●	delivering products on time and without damage; and

●	maintaining and further developing our online and mobile platforms.

If we fail to increase net revenue per active customer, generate repeat purchases or maintain high levels of customer engagement, our growth prospects, operating results and financial condition could be materially adversely affected.

The Company may not be successful in developing the Hypha Micropearl accelerator and introducing any new and improved models of the device.

We plan to continue the design, development and testing of the Hypha Micropearl accelerator over the next six months. If the accelerator performs as expected, of which there can be no assurance, we will introduce it into the marketplace. The introduction of the initial Hypha Micropearl accelerator will require substantial expenditures for advertising and marketing to gain marketplace recognition. Further, after the introduction and sale of the initial Hypha Micropearl accelerator, the ability to develop new and improved devices will be important to our long-term success. The ability to develop new and improved devices, will depend upon, among other things, whether we can develop and fund technological innovations and successfully anticipate consumer needs and preferences. There is no guarantee that we will be successful in developing products necessary to compete effectively in the functional mushroom industry or that we will be successful in advertising, marketing and selling the accelerator or any new products.

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Product recalls or lawsuits relating to defective products could have an adverse effect on the Company, as could the imposition of industry sustainability standards.

As a manufacturer and distributor of consumer products in the United States, the Company is subject to the Consumer Products Safety Act, which empowers the U.S. Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the U.S. Consumer Products Safety Commission could require the Company to repair, replace or refund the purchase price of one or more of its products, or the Company may voluntarily do so. Any repurchase or recall of products could be costly and damage the Company’s reputation, as well as subject it to a sizable penalty that the U.S. Consumer Products Safety Commission is empowered to impose. If the Company removed products from the market, its reputation or brand could be tarnished and it might have large quantities of finished products that could not be sold. The Company could also face exposure to product liability claims if one of its products were alleged to have caused property damage, bodily injury or other adverse effects. Although the Company intends to maintain product liability insurance for a reasonable level of claims, there is no assurance that such insurance will be sufficient to cover any potential claim. Moreover, many states do not allow insurance companies to provide coverage of punitive damages, in the event such damages were imposed. Additionally, the Company does not maintain product recall insurance. As a result, product recalls or product liability claims could have a material adverse effect on the Company’s business, results of operations and financial condition. The portable appliance industry association has a framework for a sustainability standard for the industry but has yet to develop specific guidelines for implementation. When and if developed, the standards will do nothing for the environment but will entail the addition of significant bureaucracy and outside certification fees. As such, compliance will be burdensome and expensive.

Macroeconomic trends including inflation and rising interest rates may adversely affect our financial condition and results of operations.

Macroeconomic trends, including increases in inflation and rising interest rates, may adversely impact our business, financial condition and results of operations. Inflation in the United States has recently declined, but it is uncertain that it will remain at its current reduced level in the near-term. However, rising inflation in the future could have an adverse impact on our operating expenses and any potential borrowings under credit facilities. There is no guarantee we will be able to mitigate the impact of rising inflation. The Federal Reserve has started reducing interest rates with the decline in inflation but there is no assurance that rates will continue to decline throughout our fiscal year ending September 30, 2026. If interest rates remain high, we cannot assure you that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of any desired borrowings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain financing, which could slow or deter future growth.

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Our business is dependent on general economic conditions and consumer discretionary spending, and reductions in such spending might adversely affect the Company’s business, operations, liquidity, financial results and stock price.

Our business depends on consumer discretionary spending, and our results are highly dependent on U.S. consumer confidence and the health of the U.S. economy. Consumer spending may be affected by many factors outside of the Company’s control, including general economic conditions; consumer disposable income; consumer confidence and perception of economic conditions, in part as a result of the trade policies of the U.S. government; the threat or outbreak of war, terrorism or public unrest (including, without limitation, the conflicts in Ukraine and the Middle East) which may cause supply chain disruptions, increase fuel costs and transportation costs, and create general economic instability; wage and unemployment levels; consumer debt and inflationary pressures; the costs of basic necessities and other goods; effects of weather and natural disasters caused by climate change or otherwise; and epidemics, contagious disease outbreaks, and other public health concerns including the COVID-19 pandemic. Adverse economic changes in any of the regions in which we sell our products could reduce consumer confidence and could negatively affect net revenue and have a material adverse effect on our operating results.

Consumers may view a substantial portion of the products we offer as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macro-economic conditions that impact consumer spending, including discretionary spending. Decreases in consumer discretionary spending may result in a decrease in comparable sales, and average value per transaction, which might cause us to increase promotional activities, which will have a negative impact on our gross margins, all of which could negatively affect the Company’s business, operations, liquidity, financial results and stock price, particularly if consumer spending levels are depressed for a prolonged period of time.

If we fail to manage our growth effectively, we may experience difficulties in expanding our operations and service offerings and our business, financial condition and operating results could be harmed.

In order to develop and grow our business, we will require significant resources to commence operations and scale our business in a cost-effective manner. Failure to obtain these resources may negatively affect our ability to access the marketplace and grow our business. We will also be required to manage relationships with a growing number of suppliers, third party manufacturers, customers and other third parties. We may also be required to effectively integrate, develop and motivate a large number of new employees. Our information technology systems and our internal controls and procedures may not be adequate to support our growth. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be materially adversely affected.

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Our success depends, in substantial part, on our ability to market our products through search engines and social media platforms.

The marketing of our products depends on our ability to cultivate and maintain cost-effective and otherwise satisfactory relationships with search engines and social media platforms, including those operated by Google, Facebook, Bing and Yahoo! These platforms could change their terms and conditions of use at any time (and without notice) and/or significantly increase their fees. No assurances can be provided that we will be able to maintain cost-effective and otherwise satisfactory relationships with these platforms and our inability to do so in the case of one or more of these platforms could have a material adverse effect on our business, financial condition and results of operations.

The growing use of online ad-blocking software may also impact the success of our marketing efforts because we may reach a smaller audience and fail to bring more customers to our website, which could have a material adverse effect on our business, financial condition and results of operations.

Our internal information technology systems may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could disrupt our business or result in the loss of critical and confidential information.

The satisfactory performance, reliability and availability of our website, transaction processing systems, logistics network, and technology infrastructure will be critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.

For example, if one of our data centers fails or suffers an interruption or degradation of services, we could lose customer data and miss order fulfillment deadlines, which could harm our business. Our systems and operations, including our ability to fulfill customer orders through our logistics network, could also be vulnerable to damage or interruption from inclement weather, fire, flood, power loss, telecommunications failure, terrorist attacks, labor disputes, cybersecurity-attacks, data loss, acts of war, break-ins, earthquake and similar events. In the event of a data center failure, the failover to a back-up could take substantial time, during which time our site could be completely shut down. Further, our back-up services may not effectively process spikes in demand, may process transactions more slowly and may not support all of our site’s functionality.

We intend to use proprietary software in our technology infrastructure, which we will need to continually update and improve. We may not always be successful in executing these upgrades and improvements, and the operation of our systems may be subject to failure. In particular, we may experience slowdowns or interruptions on some or all of our sites when we are updating them, and new technologies or infrastructures may not be fully integrated with existing systems on a timely basis, or at all. Additionally, if we expand our use of third-party services, including cloud-based services, our technology infrastructure may be subject to increased risk of slowdown or interruption as a result of integration with such services and/or failures by such third parties, which are out of our control. Our net revenue will depend on the number of visitors who shop on our site and the volume of orders we can handle. Unavailability of our website or reduced order fulfillment performance would reduce the volume of goods sold and could also materially adversely affect consumer perception of our brand.

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We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our technology platform and could cause or exacerbate slowdowns or interruptions. Any slowdown, interruption or performance failure of our site and the underlying technology and logistics infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers, which could materially adversely affect our results of operations.

If we fail to maintain adequate cybersecurity with respect to our systems and ensure that our third-party service providers do the same with respect to their systems, our business may be harmed.

We intend to collect, maintain, transmit and store data about our customers, employees, contractors, suppliers, vendors and others, including credit card information and personally identifiable information, as well as other confidential and proprietary information. We also may employ third-party service providers that store, process and transmit certain proprietary, personal and confidential information on our behalf. We may rely on encryption and authentication technology licensed from third parties in an effort to securely transmit, encrypt, anonymize or pseudonymize certain confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction and personal data or other confidential and sensitive information from being breached or compromised. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to hack our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, cybersecurity breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our sites, networks and systems or that we or our third-party service providers otherwise maintain, including payment card systems and human resources management platforms. We and our service providers may not anticipate or prevent all types of attacks until after they have already been launched, and techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of personal information, including consumers’ and employees’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; limited or terminated access to certain payment methods or fines, penalties, assessments or higher transaction fees to use such methods; viruses, worms, spyware or other malware being served from our site, networks or systems; deletion or modification of content or the display of unauthorized content on our site; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment or training of additional personnel and protection technologies, responses to governmental investigations and media inquiries and coverage; engagement of third party experts and consultants; litigation, regulatory action and other potential liabilities. If any of these breaches of security occur, and/or our cybersecurity processes, procedures or policies are found to be deficient, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. In addition, any party who is able to illicitly obtain a customer’s password or other relevant information could access that customer’s transaction data or personal information. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition and operating results. We may need to devote significant resources to protect against cybersecurity breaches or to address problems caused by breaches, diverting resources from the growth and expansion of our business.

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We may choose to rely upon manufacturers based in outside the United States, including China, and their operations are subject to risks associated with business operations in those countries as well as trade policies of the U.S. government. Any disruption in the ability of these manufacturers to supply us with our products on a timely, cost-effective basis could have a material adverse effect on our business, results of operations or financial condition.

Our current plan is to manufacture the Hypha Micropearl accelerator outside the United States to reduce manufacturing costs. Although we have not yet identified a manufacturer for our products, nor have we entered into an arrangement with any entity in a foreign country to manufacture our products, we may decide to manufacture the accelerator in mainland China or another foreign country. The Chinese government or any foreign government in a country where we choose to manufacture our products may intervene or influence the operations of a business located in that country, especially China, or the industry in which a business operates at any time, which could result in a material change to the operations of any manufacturer in such country. In addition, the trade policies of the U.S. government, in particular, and the tariffs imposed on goods manufactured in China and other foreign countries, may cause the cost to manufacture in a foreign country and ship our products to customers in the United States to be cost prohibitive. Foreign countries where we choose to manufacture may be subject to political instability and dramatic changes in economic policies. For example, policies of the Chinese government can have significant effects on the economic conditions of China and industries within China. The Chinese government had intended that economic development would follow the model of a market economy. Under this direction, we had anticipated that China would continue to strengthen its economic and trading relationships with foreign countries and business development in China would follow market forces. Given the current uncertainty of the global trading markets, we cannot assure you that this will be the case. Changes in policies, regulations, rules, and the enforcement of laws by a foreign government may produce quick shifts in policy with little advance notice that could adversely affect our interests by interfering with the operations of manufacturers and/or suppliers we choose to rely upon. Although the Chinese government has been pursuing economic reform policies for more than two decades, we cannot assure you that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting China’s political, economic, and social environment or in response to U.S. trade policies.

We will depend on our relationships with a variety of regional and national carriers, and changes in our relationships with these parties could adversely affect our revenue and profits.

We will rely on a variety of regional and national carriers for our shipping services. As a result, we may be subject to shipping delays or disruptions caused by factors beyond our and our carriers’ control, including inclement weather, natural disasters, system interruptions and technology failures, labor shortages, increased fuel costs, health epidemics or bioterrorism. We are also subject to risks of breakage or other damage during delivery by any of these third parties.

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We may rely on a limited number of suppliers, or in some cases, a single supplier, for some of the components of our Hypha Micropearl accelerator, such as the cartridges, and may not be able to find replacements or immediately transition to alternative suppliers

We intend to source components, such as the cartridges, for the Hypha Micropearl accelerator from third parties. Our failure to maintain continued supply of such components, or supply that meets quality control requirements, particularly in the case of sole suppliers, would seriously harm our business, financial condition, and results of operations. In the event of any adverse developments with these vendors, our product supply may be interrupted, and obtaining substitute components could be difficult or require us to re-design our products. If the supply of components we receive from suppliers does not meet quality control standards, we may not be able to use the components, or if we use them not knowing that they are of inadequate quality, it may prevent our products from working properly or at all.

We may be unable to develop, optimize, operate and manage our fulfillment centers

We intend to engage a third party to handle fulfillment of our products from its fulfillment centers. If we are unable to secure, optimize and operate fulfillment centers successfully and efficiently, it could result in excess or insufficient fulfillment capacity, an increase in costs or impairment charges or harm our business in other ways. In addition, if we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers. For example, challenges such as another pandemic could cause us to experience disruptions to the operations of our fulfillment centers, including an insufficient and strained labor pool from time to time, which may negatively impact our ability to fulfill orders in a timely manner, which could harm our reputation, relationship with customers and results of operations. Failure to successfully address such challenges in a cost-effective and expedient manner could impair our ability to timely deliver our customers’ purchases and could harm our reputation and ultimately, our business, financial condition, and results of operations.

Significant merchandise returns could harm our business.

We intend to allow our customers to return products, subject to our return policy. If merchandise returns are significant, our business, prospects, financial condition and results of operations could be harmed. Further, we may modify our policies relating to returns from time to time, which could result in customer dissatisfaction or an increase in the number of product returns. From time to time, our products may be damaged in transit, which can increase return rates and harm our brand.

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We are subject to risks related to online payment methods.

We intend to accept payments using a variety of methods, including credit card, debit card, PayPal, credit accounts and gift cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the current and future Payment Card Industry Data Security Standard (“PCI”) and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply, including in connection with any possible payment card data breach. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines, penalties, assessments or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from consumers or to facilitate other types of online payments.

Our plans are dependent upon key individuals and the ability to attract qualified personnel.

In order to execute our business plan, we will be dependent upon our executive officers and directors, as well as other key personnel. The loss of any of the foregoing individuals could have a material adverse effect upon our business prospects. Moreover, our success continues to depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in identifying, attracting, hiring, training, and retaining such personnel in the future. If we are unable to hire, assimilate and retain such qualified personnel in the future, our business, operating results, and financial condition could be materially adversely affected. We may also depend on third party contractors and other partners to assist with the execution of our business plan. There can be no assurance that we will be successful in either attracting and retaining qualified personnel or creating arrangements with such third parties. The failure to succeed in these endeavors would have a material adverse effect on our ability to consummate our business plans.

If the market for our products does not develop or become sustainable, or becomes saturated, our revenues may fail to materialize, and our financial condition and results of operations could be materially impaired.

The global market for functional mushrooms is projected to experience significant growth over the next eight years and the functional mushroom market in the U.S. is expected to grow significantly as well. The increasing popularity and acceptance of mushroom products among individuals creates an opportunity for us to enter this industry and provide a new and innovative way for consumers to have access to mushroom products. However, although we believe that providing consumers with a convenient home device to make functional mushrooms which can be incorporated into their food and beverage is a novel and innovative concept, there can be no assurance that consumers will purchase our products. Our success is highly dependent on both the market’s acceptance of functional mushrooms as well as the adoption of the use of our home device by the consumer. If the market for our products does not materialize, become sustainable, or becomes saturated with competing products, our revenues may not materialize, and our financial condition and results of operations could be materially and adversely affected.

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We compete against various companies engaged in the mushroom industry, some of which have greater brand recognition, longer operating histories and greater financial resources.

We compete against various companies engaged in the mushroom industry. The increasing popularity and acceptance of mushroom based products has led to the rapid development of new and innovative products in the mushroom industry. Thus, manufacturers in the mushroom industry, owing to these rapid advancements, are constantly working on innovative formulations and delivery methods to make mushroom products more palatable and convenient for consumers. These manufacturers are focusing on expanding their global presence by adopting strategies such as investing in joint ventures, partnerships, mergers and acquisitions and research and development in innovative product lines.

Although we do not believe there are any other companies developing an accelerator device to produce functional mushrooms in the home, we do believe that there is ongoing research into the medical properties and applications of various mushroom species for personal care and pharmaceuticals which continues to promote the development of new functional mushroom-based products. For instance, in August 2023, Four Sigmatic, a wellness products manufacturing company, launched organic mushroom complex capsules in Calm, Focus, and Memory varieties. These capsules contain lion’s mane mushroom extract, vitamin B12, and L-theanine. Mushroom Perfecti, a company focused on the production of mushroom based products from mycelium, is producing a line of nutritional supplements, Nature’s Rise, a manufacturer of organic mushroom products, launched Lion’s Mane organic powder extract on Amazon in October 2022 and Lifeway Foods, Inc., a US supplier of Kefir and fermented probiotic products, launched a new line of adaptogenic medical mushrooms beverages at the Winter Fancy Food Show in Las Vegas in February 2022. In August 2023 Applied Food Sciences Inc. (“AFS”), one of the leaders in supplying functional and organic ingredients, announced its equity investment and partnership with KAAPA Biotech, a Finland-based company. This partnership would help AFS expand its botanical portfolio by adding Nordic grown medical mushroom extracts that could be used in food, beverages and supplements. These companies represent the availability of alternative sources of functional mushrooms offered to consumers.

Further, advancements in biotechnology and mycology have enabled researchers to explore novel cultivation techniques, optimize growing conditions, thereby enhancing the production of bioactive compounds in mushrooms. In May 2023, Optimi Health Corp., a Canadian-based company, opened a new mushroom research and development facility. The new facility consists of two 10,000-square-foot facilities with ten growing rooms producing approximately 2,000 kilograms of dried psilocybin mushrooms a month. Thus, the global functional mushroom market share is anticipated to exhibit a promising growth rate in a competitive marketplace.

Risks Relating to Intellectual Property

If we are unable to protect our intellectual property rights, our business, competitive position, financial condition and results of operations could be materially and adversely affected.

Our success is dependent in part on our ability to obtain patent protection in the United States and abroad for our technology. We have filed five patent applications that safeguard the use of sophisticated machine learning algorithms to process mycelium, the vegetative part of fungi composed of an intricate network of hyphae. We have filed for patent protection in the United States. We believe that our ability to obtain patent protection in key markets for our technology is essential for maintaining our competitive edge. Failure to do so may impact our ability to experience broad acceptance in the marketplace for our products over those of our competitors, therefore reducing our ability to generate revenues and grow our business. Further, failure to obtain patent protection for our products will limit our ability to pursue damages for infringement of our proprietary rights against third parties. There can be no assurances any of our pending or future patent applications will be approved, or that we develop additional products or processes that are patentable.

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Third parties may seek to challenge, invalidate, circumvent, render unenforceable, or seek ownership of any patents or proprietary rights owned by us. There can be no assurance that we will operate without infringing on the proprietary rights of third parties. If such challenges are successful, we may be unable to use or may need to limit the scope of our methods and technologies.

Our employees, consultants and advisors will enter into confidentiality agreements with us that prohibit the disclosure or use of our confidential information. We will also have entered into non-disclosure or confidentiality agreements to protect our confidential information delivered to third parties for research and other purposes. Despite these efforts, we cannot guarantee that we will be able to effectively enforce these agreements, or our confidential information will not be disclosed, that others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to our confidential information or that we can meaningfully protect our confidential information. Furthermore, any know-how that is proprietary or particular to our technologies may be subject to risk of disclosure by employees or consultants despite having confidentiality agreements in place.

If we are unable to protect our brand, including our trademarks, our business can be materially and adversely affected.

Our success is dependent in part on our ability to protect our brand and the trademarks we use to sell our products. We are currently using the trademark Micropearls with respect to our accelerator device and intend to introduce this product into the marketplace with this trademark. Although we have not registered this trademark, our use and claim to the name protects us from third parties using it for similar products, although third parties may still infringe our trademark. Any infringement of our trademark by third parties can lead to consumer confusion and any unauthorized use of a similar mark can make it challenging for consumers to distinguish between our brand and the infringing party. This confusion can erode the trust and loyalty that our customers may develop over time. Further, if an infringing party utilizes our brand’s trademark to sell subpar or counterfeit products, the quality associated with our brand can suffer. Consumers who encounter these inferior offerings may associate the negative experience with our brand, resulting in a tarnished reputation. It will be crucial for us to maintain control over our trademark to protect the positive association customers have with our brand. Trademark infringement can lead to lost business opportunities, as unauthorized parties may exploit our brand’s reputation and market presence for their gain. Such loss of opportunities can have long-lasting effects on our brand’s growth and profitability.

Trademark infringement can also result in legal disputes, which can be time-consuming and expensive to resolve. Third parties may seek to challenge our use of their trademarks. Engaging in legal battles to protect or defend our trademarks can strain business relationships, including those with customers, partners, or distributors. Moreover, if the infringement remains unresolved, it may signal a lack of control over our brand, leading to further damage to our reputation. Trademark infringement poses significant risks to our brand’s reputation and can have detrimental effects on our business.

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Risks Related To Our Common Stock

Our operating results may fluctuate causing volatility in our stock price.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. The following factors may affect our operating results causing volatility in our stock price:

●	Our ability to execute our business plan, compete effectively and attract customers;

●	Our ability to respond effectively to a rapidly evolving regulatory and competitive landscape;

●	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and infrastructure;

●	Our ability to obtain working capital financing;

●	Our ability to attract, motivate and retain top-quality employees;

●	Investors’ general perception of us; and

●	General economic conditions and those economic conditions specific to the functional mushroom industry.

Trading in our Common Stock has been limited, there is no significant trading market for our Common Stock, and purchasers of our Common Stock may be unable to sell their Common Stock underlying the Units.

Our Common Stock is currently eligible for quotation on the OTCQB, however trading to date has been limited. If activity in the market for shares of our Common Stock does not increase, purchasers of our shares or those who receive shares upon conversion of the Series D Preferred Stock or exercise of the Warrants may find it difficult to sell their shares. We currently do not meet the initial listing criteria for any registered securities exchange, including the Nasdaq Stock Market. The OTCQB is often characterized by low trading volume and significant price fluctuations. These and other factors may further impair our stockholders’ ability to sell their shares when they want to and/or could depress our stock price. As a result, stockholders may find it difficult to dispose of, or obtain accurate quotations of the price, of our securities because smaller quantities of shares could be bought and sold, transactions could be delayed and security analyst and news coverage of our Company may be limited. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares of Common Stock.

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Applicable SEC rules governing the trading of “penny stocks” may limit the trading and liquidity of our Common Stock which may affect the trading price our Common Stock.

Our Common Stock is a “penny stock” as defined under Rule 3a51-1 of the Exchange Act and is accordingly subject to SEC rules and regulations that impose limitations upon the manner in which our Common Stock can be publicly traded. Penny stocks generally are equity securities with a per share price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on NASDAQ). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, of our common stock and reducing the liquidity of an investment in our Common Stock.

We have outstanding shares of preferred stock with rights and preferences superior to those of our Series D Preferred Stock and Common Stock.

The issued and outstanding shares of Series A Convertible Preferred Stock and Series B Preferred Stock grant the holders of such preferred stock liquidation and dividend rights that are superior to those held by the holders of the Series D Preferred Stock sold in this offering and our Common Stock.

We have outstanding shares of Series C Preferred Stock held by our sole executive officer that will enable him to control a majority of the total voting power of the Company.

We have designated 1,000 shares of Series C Preferred Stock that provides the holder, so long as he or she is an executive officer of the Company, with the ability to vote with the holders of our Common Stock on all matters presented to the holders of Common Stock, on the basis of 200,000 votes for each share of Series C Preferred Stock. All of the shares of Series C Preferred Stock are currently held by A. Stone Douglass, our sole executive officer. Accordingly, Mr. Douglass has the right to vote a majority of the total voting power of all outstanding shares of our capital stock and will be able to do so following this offering. Consequently, investors in this offering will exercise little influence over management and policies of the Company.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our Common Stock.

We have never paid cash dividends on our Common Stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our Common Stock depends on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant.

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DILUTION

If you purchase Units in this offering, your interest will be diluted to the extent of the difference between the offering price per share and the net tangible book value per share of our Common Stock after this offering. Our net tangible book value as of September 30, 2024, was -$926,693 or -$0.007 per share of Common Stock.

“Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares of Common Stock outstanding.

After giving effect to the sale by us in this offering of Units at an offering price of $0.21 per Unit and after deducting the estimated fees and commissions and estimated offering expenses that we will pay, our adjusted net tangible book value as of September 30, 2024, would have been approximately $8,384,307 or $0.045 per share of Common Stock. This assumes the conversion of all shares of Series D Preferred Stock and the issuance of the maximum amount of Bonus Shares, resulting in the issuance of 60,000,000 shares of Common Stock. This amount represents an immediate change in net tangible book value of $0.052 per share to existing stockholders and an immediate increase of $0.165 per share to purchasers in this offering.

The following table illustrates the dilution:

Offering Price per Unit	$0.210
Net tangible book value per share as of September 30, 2024	$(0.007)
Increase/(Decrease) in net tangible book value per share attributable to this offering	$0.053
As adjusted net tangible book value per share after this offering	$0.046
Increase/(Decrease) in per share to new investors	$0.164

The above table is based on 127,046,825 shares of Common Stock outstanding as of June 11, 2025, and excludes:

●	50,000,000 shares of Common Stock issuable upon exercise of the Warrants;
●	107,823,350 shares of Common Stock usable upon exercise of the Company’s Convertible Notes (including the shares issuable above the 4.99% limitation on the amount convertible under the Convertible Notes);
●	14,015,710 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and Series B Preferred Stock;
●	Up to 60,000,000 shares of Common Stock issuable upon conversion of the Series D Preferred Stock, including the Bonus Shares;
●	8,120,000 shares of Common Stock underlying outstanding options under the Company’s 2012 Stock Incentive Plan; and
●	15,387,050 shares of Common Stock issuable upon exercise of the Company’s outstanding warrants.

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USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Units at a price per Unit of $0.21 There is, of course, no guaranty that we will be successful in selling any of the Units in this offering.

	Assumed Percentage of Offered Units Sold in This Offering
	25%	50%	75%	100%
Units sold	12,500,000	25,000,000	37,500,000	50,000,000
Gross proceeds(1)	$2,677,500	$5,355,000	$8,032,500	$10,710,000
Transaction Costs	$(53,550)	$(107,100)	$(160,650)	$(214,200)
Offering expenses(2)	$(637,488)	$(757,975)	$(878,463)	$(998,950)
Net proceeds	$1,986,462	$4,489,925	$6,993,387	$9,496,850

(1)	The gross proceeds shall include the Transaction Fee investors will be required to pay to the Company at the time of the subscription to help offset transaction costs equal to 2.0% of the subscription price per Unit, for up to a maximum of $100.00 (the “Transaction Fee”). The transaction costs, which are costs related to electronic payment processing, are expected to be 2.0% of the Gross Proceeds up to a maximum of $9,000. The Broker and its affiliates will receive compensation on this fee. See “Plan of Distribution” for more details.
(2)	Assumes commissions of 4.5% as well as a maximum of $430,000 paid to DealMaker for other services.

The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75% and 100% of the Units at price per Unit of $0.21, including the Transaction Fee. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Units Sold in This Offering
	25%	50%	75%	100%
Payroll	$496,616	$1,122,481	$1,398,678	$1,699,370
Product Design and Development	$496,616	$1,122,481	$1,398,678	$1,699,370
Marketing & Advertising	$198,646	$448,993	$1,049,008	$1,699,370
Repayment of Outstanding Convertible Note Payable	$0	$448,993	$699,339	$1,000,000
General Corporate Expenses, including Working Capital	$794,585	$1,346,978	$2,447,686	$3,398,740
TOTAL	$1,986,463	$4,489,926	$6,993,389	$9,496,850

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our Company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we currently or, in the future, expect to operate, general economic conditions and our future revenue and expenditure estimates.

The Company is offering a non-equity perk to investors who invest $1,500 or more in this offering. These investors will be entitled to receive a free Micropearl accelerator which the Company estimates will cost it approximately $75 per unit to manufacture and ship. Assuming every investor invests $1,500 in this offering, the Company would need to manufacture and ship to investors 6,666 accelerators, for a total cost of approximately $499,950, an amount which the Company does not believe is material if the maximum number of Units are sold in this offering.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including the success and timing of the design and development of our product, the ability to enter into a favorable manufacturing arrangement, the rate of adoption of our device by consumers and general market conditions. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through public or private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

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PLAN OF DISTRIBUTION

In General

Our Company is offering a maximum of 50,000,000 Units on a “best-efforts” basis, at a price of $0.21 per Unit, each Unit consisting of (i) one share of our Series D Preferred Stock, and (ii) one Common Stock Purchase Warrant to purchase one share of our Commons Stock, for a maximum offering amount of $10,500,000, plus up to an additional 10,000,000 Bonus Shares (as described in this Offering Circular). This offering will terminate at the earliest of (a) the date on which all of the Units have been sold, (b) the date which is one year from this offering being qualified by the SEC, and (c) the date on which this offering is earlier terminated by us, in our sole discretion. The minimum subscription is $1,000,02, or 4,762 Units, plus a Transaction Fee of 2.0% for up to a maximum of $100.00, which makes the total of a minimum subscription to be $1,020.02.

There is no minimum number of Units that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the section entitled “Use of Proceeds” of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned once an investor’s subscription agreement has been accepted by us.

The Company has engaged DealMaker Securities, LLC as the broker-dealer of record (the “Broker”) to assist in this offering of its securities. DealMaker Securities is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the Broker in connection with the Units offered in this offering:

Per Share
Assumed Public Offering Price	$0.2100
Assumed Public Offering Price Plus Transaction Fee	$0.2142
Commission	$0.0096
Proceeds, before expenses, to us	$0.2046

Bonus Shares; Discounted Price for Certain Investors

“Bonus Shares” are additional shares of Series D Preferred Stock that are issued to investors purchasing shares in this offering for no additional monetary compensation, therefore those investors are effectively receiving a discount on the shares of Series D Preferred Stock they purchase. Bonus Shares have identical rights, privileges, preferences as well as restrictions to the shares of Series D Preferred Stock purchased. The Transaction Fee will be assessed on the full assumed offering price of $0.21, up to a maximum of $100.00, and not the effective, post bonus price, but investors will not be charged any fee on the Bonus Shares. The Company will absorb the cost of the issuance of the Bonus Shares. Up to 10,000,000 Bonus Shares are available in this offering.

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Equity Volume Perks

Certain investors in this offering are eligible to receive Bonus Shares equal to 5%, 10%, 15% or 20% of the shares they purchase, depending upon the investment level of such investors. See table below. Fractional shares will not be distributed and Bonus Shares will be determined by rounding to the nearest whole share. Investors in the lowest bracket of these Bonus Shares will pay an effective price of approximately $0.20 per share before the Transaction Fee (not allocating any value to the Warrants included in the Units), a discount of approximately 5%. For example, if any investor purchases 11,905 Units in this offering for $2,500.05, such investor shall receive an additional 595 shares of Series D Preferred Stock, for a total of 12,498 such shares, making an effective price per share underlying the Units of $0.20 per share (not allocating any value to the Warrants included in the Units). Investors in the highest bracket of these Bonus Shares will pay an effective price of approximately $0.175 per share before the Transaction Fee (not allocating any value to the Warrants included in the Units), a discount of approximately 17%. For example, if any investor purchases 119,030 Units in this offering for $24,996.30, such investor shall receive an additional 23,806 shares of Series D Preferred Stock, for a total of 142,836 such shares, making an effective price per share underlying the Units of $0.175 per share (not allocating any value to the Warrants included in the Units).

Minimum Investment	Bonus
$2,500+	5% bonus shares
$5,000+	10% bonus shares
$10,000+	15% bonus shares
$25,000+	20% bonus shares

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares and will not receive any compensation related to the Bonus Shares.

Non-Equity Perks for Certain Investors

Investors in this offering who invest $1,500 or more will be eligible to receive a perk consisting of one of the Company’s Hypha Micropearl accelerators. The Company estimates that each Micropearl accelerator will cost it approximately $75.00 to manufacture and ship based on initial estimates it has obtained from various contractor manufacturers. The Company anticipates it will be able to ship all non-equity perks by the end of calendar year 2025; however, this is subject to change. Perks are non-transferable. The Company reserves the right to discontinue perks if required for business or regulatory purposes.

The Company is of the opinion that this non-equity perk does not alter the sales price or cost basis of the securities in this offering. Instead, this non-equity perk is a “thank you” to investors that help us achieve our mission.

TAX CONSEQUENCES FOR INVESTORS (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

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Other Terms

The Broker is registered with the SEC and is a member of FINRA, has been engaged to provide administrative and compliance related functions in connection with this offering, and as broker-dealer of record. Affiliates of the Broker have also been engaged to provide technology services and marketing advisory services, specifically Novation Solutions Inc. O/A DealMaker and DealMaker Reach, LLC.

The aggregate compensation payable to the Broker and its affiliates are described below.

a.)	Administrative and Compliance Related Functions

The Broker will provide administrative and compliance related functions in connection with this offering, including:

●	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the offering;
●	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;
●	Coordinating with third party agents and vendors in connection with performance of services;
●	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;
●	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;
●	Providing a dedicated account manager;
●	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;
●	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;
●	Consulting with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;
●	Providing white labelled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools
●	Consulting with the Company on question customization for investor questionnaires;
●	Consulting with the Company on selection of web hosting services;
●	Consulting with the Company on completing a template for the offering campaign page;
●	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;
●	Providing advice to the Company on preparation and completion of this Offering Circular;
●	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;

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●	Assisting the Company in the preparation of SEC and FINRA filings related to the Offering; and
●	Working with Company personnel and counsel in providing information to the extent necessary.

Such services will not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay Broker a cash commission equal to four and one- half percent (4.5%) of the amount raised in the Offering not to exceed $481,950, if fully subscribed and the total from the Transaction Fee is included. Broker will also receive a one-time advance of accountable expenses of $25,000.

The total compensation paid to Broker will not exceed $506,950.

b.)	Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of Broker, to create and maintain the online subscription processing platform for the Offering.

After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, this offering will be conducted using the online subscription processing platform of DealMaker through our website at invest.hyphalabs.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card to an account we designate. DealMaker is providing the back-end technology to process investments on our invest.hyphalab.com website through its integrated payment solutions. There is no escrow established for this offering. We will hold closings upon the receipt of investors’ subscriptions and our acceptance of such subscriptions.

DealMaker will receive compensation in the form of a one-time advance of accountable expenses totaling $5,000, and monthly payments of $2,000 of accountable expenses (up to a maximum of $6,000 prior to the offering commencing). Once the offering commences, monthly payments of $2,000 will be made for account management not to exceed a maximum of $18,000.

The total compensation paid to DealMaker will not exceed $29,000.

c.)	Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and consulting services, including some supplemental services on a case-by-case basis. Reach will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of the Company’s capital raise marketing budget.

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For these services, we have agreed to pay a one-time advance of accountable expenses totaling $30,000, and $8,000 per month of accountable expenses up to a maximum of $24,000, which will be returned if not incurred. Once the offering commences, a payment of $8,000 for account management will be made not to exceed a maximum of $72,000.

For supplemental marketing services, Reach will receive as compensation a maximum of $250,000, which will be requested on a case-by-case basis as the Company requests for the placement of marketing advertisements.

The total compensation paid to Reach will not exceed $376,000.

The maximum compensation to be paid to Broker and affiliates is $911,950 of the total offering proceeds.

Subscription Procedures

After the offering statement has been qualified by the SEC, the Company will accept tenders of funds to purchase the Units. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares of Series D Preferred Stock and Warrants on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, and checks will not be accepted. Investors will subscribe via the Company’s website and investor funds will be processed via DealMaker’s integrated payment solutions. Funds will be held in the Company’s payment processor account until the Broker has reviewed the proposed subscription, and the Company has accepted the subscription. Funds released to the Company’s bank account will be net funds (investment less payment for transaction and processing fees and a holdback equivalent to 5% for 90 days).

The Company will be responsible for payment processing fees. Upon each closing, funds tendered by investors will be made available to the Company for their use, as applicable.

In order to invest you will be required to subscribe to the offering via the Company’s website, invest.hyphalabs.com, integrating DealMaker’s technology and agree to the terms of the offering, subscription agreement, and any other relevant exhibit attached thereto.

Any investor that will be receiving Bonus Shares will also be required to subscribe to the offering via the Company’s website integrating DealMaker’s technology or via a separate electronic document signature technology employed by the Company. All investors that receive Bonus Shares will be required to agree to the terms of the offering, subscription agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of their net worth (excluding the investor’s principal residence).

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Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Broker will review all subscription agreements completed by the investor. After Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company.

DealMaker Securities LLC (the “Broker”) has not investigated the desirability or advisability of investment in the Units, nor approved, endorsed or passed upon the merits of purchasing the Series D Preferred Stock and Warrants. Under no circumstance will Broker recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Broker is not distributing any Offering Circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

Transaction Fee

Investors will be responsible for a 2.0% transaction fee up to a maximum of $100, applicable to the purchase amount paid by investors at the time of investment, which amounts to $20.40 for the minimum investment amount (the “Transaction Fee”). Commissions are charged on the Transaction Fee. This fee is not considered part of the cost basis of the subscribed Units and will be remitted directly to the Company.

Procedures for Subscribing

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Broker will review all subscription agreements completed by the investors. After Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the Maximum Amount.

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The subscription agreement is to be construed in accordance with and governed by the laws of Nevada. The subscription agreement provides further that the parties to the subscription agreement will submit to the jurisdiction of the federal and state courts located within the geographical boundaries of Nevada for any suit, action or other proceeding arising out of or based upon the subscription agreement. There is uncertainty as to whether a court would enforce such provision with respect to all claims arising out of the subscription agreement, including claims brought under the Securities Act or the Exchange Act.

Investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding any interpretation of the provisions in the subscription agreement to the contrary, pursuant to Section 22 of the Securities Act, investors’ claims asserted under the Securities Act and the rules and regulations thereunder are subject to concurrent state and federal court jurisdiction. Additionally, pursuant to Section 27 of the Exchange Act, and the recent Supreme Court precedent thereunder in Merrill Lynch, Pierce, Fenner & Smith Inc. v. Manning (2016), the federal courts will have exclusive jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the Company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or credit card will be returned to subscribers within 30 days of such rejection without deduction or interest.

The Broker has not investigated the desirability or advisability of investment in the Units, nor approved, endorsed or passed upon the merits of purchasing the Units. Under no circumstance will Broker recommend the Company’s securities or provide investment advice to any prospective investor or make any securities recommendations to investors. The Broker is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon the Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of the Broker in this offering as any basis for a belief that it has done extensive due diligence. The Broker does not expressly or impliedly affirm the completeness or accuracy of the offering statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

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Acceptance of Subscriptions

Conditioned upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Series D Preferred Stock and Warrants subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request return of your subscription funds. All accepted subscription agreements are irrevocable.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our Company’s page on the SEC’s website: www.sec.gov.

An investor will become a securityholder of the Company and the Series D Preferred Stock and Warrants will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Units subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

State Law Exemption and Offerings to “Qualified Purchasers”

The Units are being offered and sold to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the Units offered hereby are offered and sold only to “qualified purchasers”.

“Qualified purchasers” include any person to whom securities are offered or sold in a Tier 2 offering pursuant to Regulation A under the Securities Act. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine, in our sole and absolute discretion, that such investor is not a “qualified purchaser” for purposes of Regulation A. We intend to offer and sell the Units to qualified purchasers in all 50 states of the United States.

Issuance of Units

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will cause to be issued such investor’s purchased shares of Series D Preferred Stock in book-entry form or issue a certificate or certificates representing such investor’s shares and cause to be issued such investor a Warrant.

Transferability of the Series D Preferred Stock and Warrants

The Series D Preferred Stock and Warrants will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Listing of Series D Preferred Stock and Warrants

Neither the shares of Series D Preferred Stock nor the Warrants will trade on any national securities exchange nor on the over-the counter-market. However, the shares of Comon Stock of the Company underlying the Series D Preferred Stock and Warrants will trade on the over-the-counter market and be quoted on the OTCQB under the symbol “FUNI”.

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DESCRIPTION OF SECURITIES

General

Our Articles of Incorporation, as amended, authorize us to issue up to 950,000,000 shares of capital stock, consisting of 880,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 70,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), of which 6,000,000 have been designated as Series A Convertible Preferred Stock (“Series A Preferred”), 1,500,000 have been designated as Series B Convertible Preferred Stock (“Series B Preferred”), 1,000 have been designated as Series C Preferred Stock (“Series C Preferred”), with the remaining 62,499,000 shares of Preferred Stock available for designation from time to time by our Board of Directors as set forth below.

Prior to the closing of this offering, our Board of Directors will then designate 60,000,000 shares of Series D Preferred Stock to be sold in this offering. As of June 11, 2025, we had outstanding 127,046,825 shares of Common Stock, 1,047,942 shares of Series A Preferred, 333,600 shares of Series B Preferred and 1,000 shares of Series C Preferred. Our Articles of Incorporation authorize our Board of Directors to determine any number of series into which the undesignated shares of preferred stock may be divided and to determine, at any time and from time to time, the rights, preferences, privileges and restrictions granted to any series of such preferred stock, as described below.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of our Common Stock is entitled to one vote for each share of our Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our Articles of Incorporation, as amended, which means that the holders of a majority of the voting shares voted can elect all of the directors then standing for election. The Series C Preferred provides the holder thereof, so long as he or she is an executive officer of the Company, with the ability to vote with the holders of the Common Stock on all matters presented to the holders of Common Stock, whether at a special or annual meeting, by written action in lieu of a meeting or otherwise, on the basis of 200,000 votes for each share of Series C Preferred.

No Preemptive or Similar Rights

Holders of our Common Stock do not have preemptive rights, and our Common Stock is not convertible or redeemable.

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Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Common Stock, subject to the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Series A Preferred Stock

Each share of Series A Preferred is currently convertible into five shares of Common Stock. The conversion price is adjustable in the event of stock splits and other adjustments in the Company’s capitalization, and in the event of certain negative actions undertaken by the Company. At the current conversion price, the 1,047,942 shares of Series A Preferred outstanding at June 11, 2025 are convertible into 5,239,710 shares of the Common Stock of the Company. No holder is permitted to convert its shares of Series A Preferred if such conversion would cause the holder to beneficially own more than 4.99% of the issued and outstanding Common Stock immediately after such conversion, unless waived by such holder by providing at least sixty-five days’ notice.

Additional terms of the Series A Preferred include the following:

●	The shares of Series A Preferred are entitled to dividends when, as and if declared by the Board as to the shares of the Common Stock of the Company into which such Series A Preferred may then be converted, subject to the 4.99% beneficial ownership limitation described above.

●	Upon the liquidation or dissolution of the Company, or any merger or sale of all or substantially all of the assets, the shares of Series A Preferred are entitled to receive, prior to any distribution to the holders of Common Stock, 100% of the purchase price per share of Series A Preferred plus all accrued but unpaid dividends.

●	The Series A Preferred plus all declared but unpaid dividends thereon automatically will be converted into Common Stock, at the then applicable conversion rate, upon the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred.

●	Each share of Series A Preferred will carry a number of votes equal to the number of shares of Common Stock into which such Series A Preferred may then be converted, subject to the 4.99% beneficial ownership limitation described above. The Series A Preferred generally will vote together with the Common Stock and not as a separate class, except as provided below.

●	Consent of the holders of the outstanding Series A Preferred is required in order for the Company to: (i) amend or change the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the Series A Preferred; (ii) authorize, create or issue shares of any class of stock having rights, preferences, privileges or powers superior to the Series A Preferred; (iii) reclassify any outstanding shares into shares having rights, preferences, privileges or powers superior to the Series A Preferred; or (iv) amend the Company’s Articles of Incorporation or Bylaws in a manner that adversely affects the rights of the Series A Preferred.

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Series B Preferred

Each share of Series B Preferred has a stated Value of $1.00 and is currently convertible into Common Stock at a conversion price equal to $0.04. The conversion price of the Series B Preferred is subject to equitable adjustment in the event of a stock split, stock dividend or similar event with respect to the Common Stock, and in the event of the issuance of Common Stock by the Company below the conversion price, subject to customary exceptions. At the current conversion price, the 333,600 shares of Series B Preferred outstanding at June 11, 2025 are convertible into 8,340,000 shares of the Common Stock of the Company. No holder is permitted to convert its shares of Series B Preferred if such conversion would cause the holder to beneficially own more than 4.99% of the issued and outstanding Common Stock of the Company immediately after such conversion, unless waived by such holder by providing at least sixty-five days’ notice.

Additional terms of the Series B Preferred include the following:

●	The shares of Series B Preferred are not entitled to dividends, provided that if dividends are paid on the shares of Common Stock of the Company, the Series B Preferred will be entitled to dividends based on the number shares of Common Stock which the Series B Preferred may then be converted.

●	Upon the liquidation or dissolution of the Company, or any merger or sale of all or substantially all of the assets, or upon a change in control whereby a stockholder gains control of 50% or more of the outstanding shares of Common Stock, the shares of Series B Preferred are entitled to receive, prior to any distribution to the holders of Common Stock, 100% of the purchase price per share of Series B Preferred plus all accrued but unpaid dividends.

●	Each share of Series B Preferred carries a number of votes equal to the number of shares of Common Stock into which such Series B Preferred may then be converted.

Series C Preferred

The principal feature of the Series C Preferred is that it provides the holder thereof, so long as he or she is an executive officer of the Company, with the ability to vote with the holders of the Common Stock on all matters presented to the holders of Common Stock, whether at a special or annual meeting, by written action in lieu of a meeting or otherwise, on the basis of 200,000 votes for each share of Series C Preferred. The shares of Series C Preferred are not convertible into Common Stock, are not entitled to dividends, are not subject to redemption, and have a stated value of $0.10 per share payable on any liquidation of the Company in preference to any payment payable to the holders of Common Stock. There were 1,000 shares of Series C Preferred outstanding as of June 11, 2025.

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Series D Preferred Stock

The Series D Preferred Stock will rank, as to dividend rights and rights upon our liquidation, dissolution, or winding up junior to our Series A Preferred Stock and Series B Preferred Stock and senior to our Series C Preferred Stock and all classes or series of our Common Stock. The terms of the Series D Preferred Stock will not limit our ability to (i) incur indebtedness or (ii) issue additional equity securities that are equal or senior in rank to the shares of our Series D Preferred Stock as to distribution rights and rights upon our liquidation, dissolution or winding up.

The shares of Series D Preferred Stock are not entitled to dividends, provided that if dividends are paid on the shares of our Common Stock, the Series D Preferred Stock will be entitled to dividends based on the number shares of Common Stock which the Series D Preferred Stock may then be converted.

The liquidation preference for each share of our Series D Preferred Stock is $0.20. Upon a liquidation, dissolution or winding up of our Company, holders of shares of our Series D Preferred Stock will be entitled to receive out of the assets of the Company available to its stockholders before any payment is made to the holders of shares of Common Stock or other classes of shares of the Company ranking junior to the Series D Preferred Stock, the liquidation preference with respect to their shares plus an amount equal to any accrued but unpaid dividends (if declared) to, but not including, the date of payment with respect to such shares. After the payment to the holders of the Series D Preferred Stock of the amount payable to them as above provided, they shall not be entitled to share in any further distribution of the assets or property of the Company.

The shares of our Series D Preferred Stock have no maturity date, and we will not be required to redeem shares of our Series D Preferred Stock at any time. Accordingly, the shares of our Series D Preferred Stock will remain outstanding indefinitely, unless otherwise converted at the option of the holder thereof or pursuant to a mandatory conversion described below.

At any time after issuance, each share of our Series D Preferred is convertible into one share of our Common Stock at the option of the holder. The shares underlying the Series D Preferred will be registered in this offering but not the shares of Series D Preferred Stock or Warrants.

At any time after issuance upon the occurrence of any of the following events, the Company shall have a right to direct the mandatory conversion of the Series D Preferred Stock: (a) a change in control, or (b) if the closing price of the Common Stock closes at or above $0.40 per share for 10 consecutive trading days.

Holders of the Series D Preferred Stock generally will have no voting rights. However, certain material and adverse changes to the terms of the Series D Preferred Stock cannot be made without the affirmative vote of holders of at least a majority of the outstanding shares of Series D Preferred Stock, voting as a separate class.

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Blank Check Preferred Stock

The remaining 2,499,000 shares of our undesignated shares of preferred stock may be issued in series, and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the Board. The Board is expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuances of preferred stock the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series to the full extent now or hereafter permitted by the laws of the State of Nevada.

Anti-takeover Provisions

Certain provisions of our Articles of Incorporation, as amended, and Nevada law may have the effect of delaying, deferring or discouraging another person from acquiring control of our Company.

Nevada Law

In addition, Nevada has enacted the following legislation that may deter or frustrate takeovers of Nevada corporations:

Authorized but Unissued Stock – The authorized but unissued shares of our Common Stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock may enable our Board to issue shares of stock to persons friendly to existing management.

Evaluation of Acquisition Proposals – The Nevada Revised Statutes expressly permit our Board, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of our assets, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal, and economic effects on our employees, customers, suppliers, and other relevant interest holders, and on the communities and geographical areas in which they operate. Our Board may also consider the amount of consideration being offered in relation to the then-current market price of our outstanding shares of capital stock and our then current value in a freely negotiated transaction.

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Control Share Acquisitions – Nevada has adopted a control share acquisitions statute designed to afford stockholders of public corporations in Nevada protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation’s disinterested stockholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are: acquisitions of shares possessing one-fifth or more but less than one-third of all voting power; acquisitions of shares possessing one-third or more but less than a majority of all voting power; or acquisitions of shares possessing a majority or more of all voting power. Under certain circumstances, the statute permits the acquiring person to call a special stockholders’ meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.

Transfer Agent; Warrant Agent and Registrar

Issuer Direct will serve as transfer agent to maintain shareholder information on a book-entry basis for all shares issued in this offering and warrant agent for the Warrants issued in this offering. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Payment Processing

The Company expects to incur third-party payment processing costs in relation to this offering. Costs are estimated to be approximately 2% of the Gross Proceeds up to a maximum of $9,000.

Stock Market Quotation

Shares of our Common Stock trade on the over-the-counter market and are quoted on the OTCQB under the symbol “FUNI”.

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BUSINESS

Background

Hypha Labs, Inc. (formerly Digipath, Inc.) was incorporated in Nevada on October 5, 2010. Hypha Labs, Inc. and its subsidiaries (“Hypha Labs,” the “Company,” “we,” “our” or “us”) was a service-oriented independent testing laboratory, data analytics and media firm focused on the developing cannabis and hemp markets and supported the cannabis industry’s best practices for reliable testing. Our mission was to provide pharmaceutical-grade analysis and testing to the cannabis industry, under ISO-17025:2017 guidelines, to ensure consumers and patients know exactly what was in the cannabis they ingest and to help maximize the quality of our clients’ products through research, development, and standardization. Hypha Labs had been operating a cannabis-testing lab in Nevada since 2015.

On February 20, 2024, we completed the sale of the net assets of our wholly owned subsidiary Digipath Labs, Inc. (“Digipath Labs”). As of that date, we were no longer in the business as a service oriented independent testing laboratory, data analytics and media firm focused on the developing cannabis and hemp markets, which supported the cannabis industry’s best practices for reliable testing, cannabis education and training. Following closing of the asset sale, the Company changed its name from Digipath, Inc. to Hypha Labs, Inc.

Overview

Hypha Products Inc., a wholly owned subsidiary of the Company was formed on April 18, 2024, to engage in the research, development and commercialization of an accelerator, the Hypha Micropearl accelerator, a home appliance designed to accelerate the production of nutritionally beneficial mushrooms for human consumption. The Company’s easy-to-use device, together with its replacement cartridges, safely and effectively produces enriched mycelium of functional mushrooms, or Micropearls, in just eight days. These Micropearls contain active mushroom ingredients that offer a way to harness the medicinal properties of fungi in a concentrated easy to handle tasteless and odorless form. These Micropearls can be incorporated into various food and beverages without altering the flavor.

Our Hypha Micropearl accelerator will be sold with replaceable cartridges which are delivered pre-sterilized to the home and ready to be inserted into the device. These cartridges are filled with powerful nutrient formulations which allow for the production of the Micropearls. The QR codes on the cartridges are scanned to the Hypha Lab app and inserted into the device and the Micropearls are produced and fully formed in eight days. After harvesting the Micropearls with a strainer, they are ready to be incorporated into a variety of foods. The cartridges help to minimize the risk of mold or yeast contamination and help improve the success of the at home mushroom growth. We believe that our innovative accelerator technology will disrupt traditional methods of mushroom production and bring lab-quality nutrient ingredients into the home with convenience and efficiency.

We intend to continue the design, development and testing of the Hypha Micropearl accelerator over the next six months. Initially, we will produce a limited number of accelerators at our headquarters for testing purposes, both with mycologists and experts in the functional mushroom industry. Upon completion of the design and successful testing of the Hypha Micropearl accelerator, we will seek to enter into a manufacturing arrangement outside the United States to manufacture the Hypha Micropearl accelerator for commercial sale. Our goal is to be in the position to market the Micropearl accelerator by the end of the first quarter of calendar year 2026, although there can be no assurance we will achieve our goal in this time period, or at all.

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We anticipate that the proceeds of the Maximum Offering will be sufficient to operate the business for 6 to 12 months following the closing of the Maximum Offering. However, even upon the closing of the Maximum Offering, we believe we will need to raise additional financing, either through the issuance of equity or debt securities, in approximately 12 to 18 months following this offering.

Technology

Traditional mushroom cultivation requires extensive infrastructure and costly lab equipment, posing significant barriers to small scale producers. We address this issue with our innovative accelerator technology which reduces costs, simplifies the process and ensures safe, high quality functional mushroom production, making it accessible to a broader audience.

Accelerators are devices that utilize biological processes mediated by enzymes, cells, and microorganisms to produce and analyze substances. Unlike chemical reactions, biological reactions in accelerators tend to be slower but are advantageous for producing fewer byproducts and maintaining catalytic activity without the need for high temperatures and pressures. This makes accelerators cost-effective and essential for various applications, including cell culture. Accelerators find applications in numerous industries, such as:

●	Food Production: Used to produce fermented products like miso, soy sauce, sake, and wine.

●	The Chemical Industry: Mass production of amino acids and sugars.

●	Medicine and Research: Producing functional substances through cell culture.

●	Physicochemical Analysis: Utilizing biosensors and autoanalyzers for detecting and quantifying substances.

Accelerators operate by managing conditions such as temperature, pH, and pressure to facilitate reactions with immobilized enzymes and other biological elements, leading to the synthesis, decomposition, or conversion of materials to obtain desired products. Cells, microorganisms, and purified enzymes serve as primary reaction elements, with immobilization techniques enhancing separation efficiency from the products.

We believe that our technology will disrupt traditional methods, bringing lab-quality nutrient ingredients into the home with convenience and efficiency.

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Market

The global market for functional mushrooms was estimated to be at $34.75 billion in 2024 and is projected to grow to $65.83 billion by 2030 with a CAGR of 11.2% (Source: Grand View Research). While there are a variety of mushrooms that can provide health benefits, there are six main types of functional mushrooms with scientific evidence suggesting broader health benefits.

●	Reishi
●	Lions Mane
●	Cordyceps
●	Turkey Tail
●	Chaga
●	Shiitake

These different mushrooms are sold in various ways. The biggest place functional mushrooms are found is in health and wellness supplements. Shiitake and Lions Mane mushrooms are often eaten or used in cooking due to their lighter flavor and texture. Functional mushrooms can also be used to brew teas or are infused into other food products for consumption.

The global market is expected to exhibit significant growth during the forecast period owing to the rising awareness related to the benefits offered by consuming specialty mushrooms. The rising inclination of consumers toward functional foods further boosts market growth. Furthermore, increasing industry developments such as R&D activities to expand mushroom applications in different sectors and the launch of new products are influencing global market growth.

Intellectual Property

The Company has filed five U.S patent applications. The pending patents seek to protect the use of sophisticated machine learning algorithms to process mycelium, the vegetative part of fungi composed of an intricate network of hyphae. The Company believes that this has tremendous potential across various sectors including pharmaceuticals, nutraceuticals, and biotechnology. Traditionally, mycelium processing to produce psilocybin has faced challenges due to prolonged cultivation times and the necessity of soil-based mushroom growth over extended durations. To address these issues, Hypha Labs has introduced Artificial Intelligence (AI) with novel machine learning methods that overcome these barriers, providing a more efficient and sustainable way to process mycelium for cultivating, producing and extracting active psilocybin. The integration of advanced machine learning offers significant advantages, including optimized growth conditions, accelerated processing times, enhanced yield predictability, and reduced resource consumption, thus revolutionizing the mycelium industry.

We currently use the trademark Micropearls in connection with our accelerator device. Although we have not registered this trademark, our use and claim to this trademark can protect us from third parties using this trademark for similar products. There can be no assurance however that we will not experience infringement of our trademark Micropearls, or any other trademark we use in the future.

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Competition

The increasing popularity and acceptance of mushroom-based products has led to the rapid development of new and innovative products in the mushroom industry. Thus, manufacturers in the mushroom industry, owing to these rapid advancements, are constantly working on innovative formulations and delivery methods to make medical mushroom products more palatable and convenient for consumers. These manufacturers are focusing on expanding their global presence by adopting strategies such as investing in joint ventures, partnerships, mergers and acquisitions and research and development in innovative product lines.

Although we do not believe there are any other companies developing an accelerator device to produce functional mushrooms in the home, we do believe that there is ongoing research into the medical properties and applications of various mushroom species for personal care and pharmaceuticals which continues to promote the development of new functional mushroom-based products. For instance, in August 2023, Four Sigmatic, a wellness products manufacturing company, launched organic mushroom complex capsules in Calm, Focus, and Memory varieties. These capsules contain lion’s mane mushroom extract, vitamin B12, and L-theanine. Mushroom Perfecti, a company focused on the production of mushroom-based products from mycelium, is producing a line of nutritional supplements. Nature’s Rise, a manufacturer of organic mushroom products, launched Lion’s Mane organic powder extract on Amazon in October 2022 and Lifeway Foods, Inc., a US supplier of Kefir and fermented probiotic products, launched a new line of adaptogenic medical mushroom beverages at the Winter Fancy Food Show in Las Vegas in February 2022. In August 2023, Applied Food Sciences Inc. (“AFS”), one of the leaders in supplying functional and organic ingredients, announced its equity investment and partnership with KAAPA Biotech, a Finland-based company. This partnership would help AFS expand its botanical portfolio by adding Nordic-grown medical mushroom extracts that could be used in food, beverages and supplements. These companies represent the availability of alternative sources of functional mushrooms offered to consumers.

Further, advancements in biotechnology and mycology have enabled researchers to explore novel cultivation techniques and optimize growing conditions thereby enhancing the production of bioactive compounds in mushrooms. In May 2023, Optimi Health Corp., a Canadian-based company, opened a new mushroom research and development facility, consisting of two 10,000-square-feet facilities with ten growing rooms producing approximately 2,000 kilograms of dried psilocybin mushrooms a month. Thus, the global functional mushroom market share is anticipated to exhibit a promising growth rate in a competitive marketplace.

Government Regulation

As a manufacturer and distributor of consumer products in the United States, the Company is subject to the Consumer Products Safety Act, which empowers the U.S. Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the U.S. Consumer Products Safety Commission could require the Company to repair, replace or refund the purchase price of one or more of its products, or the Company may voluntarily do so. Any repurchase or recall of products could be costly and damage the Company’s reputation, as well as subject it to a sizable penalty that the Commission is empowered to impose

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Marketing and Sales

The Company intends to sell its products primarily online directly to consumers, with consumers purchasing our Hypha Micropearl accelerator directly through our app. Customers will also be able to purchase replacement cartridges online through our website or third- party providers. We intend to offer a subscription service to our users, where they can have regularly scheduled deliveries to their homes of replacement cartridges which will offer savings compared to one-off purchases.

Seasonality

Our business is not subject to seasonality.

Insurance

We intend to maintain property, business interruption, product liability and casualty insurance.

Employees

As of June 11, 2025, we had seven employees. None of our employees are members of a trade union. We believe that we maintain good relationships with our employees and have not experienced any strikes or shutdowns and have not been involved in any labor disputes.

Corporate Information

Our principal executive offices are located at 5940 S. Rainbow Boulevard, Las Vegas, Nevada 89118, Telephone No.: (702) 527-2060. Our website is located at http://www.hyphalabs.com. The content on our website is available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this Offering Circular.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to update the information contained in our Annual Report on Form 10-K for the year ended September 30, 2024 and presumes that readers have access to, and will have read, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other information contained in such Form 10-K. The following discussion and analysis also should be read together with our unaudited financial statements and the notes to the financial statements included elsewhere in this Offering Circular.

The following discussion contains certain statements that may be deemed “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements appear in a number of places in this Report, including, without limitation, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements are not guarantees of future performance and involve risks, uncertainties and requirements that are difficult to predict or are beyond our control. Forward-looking statements speak only as of the date of this Report. You should not put undue reliance on any forward-looking statements. We strongly encourage investors to carefully read the factors described in our Annual Report on Form 10-K for the year ended September 30, 2024, in the section entitled “Risk Factors” for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements. We assume no responsibility to update the forward-looking statements contained in this Offering Circular. The following should also be read in conjunction with the unaudited financial statements and notes thereto that appear elsewhere in this Report. Additional information on the financial results of the Company has been provided in the Company’s Form 10-Q filed on August 21, 2025.

Overview

Hypha Labs, Inc. (formerly Digipath, Inc.) was incorporated in Nevada on October 5, 2010. Until February 20, 2024, the Company was a service-oriented independent testing laboratory, data analytics and media firm focused on the developing cannabis and hemp markets, and supported the cannabis industry’s best practices for reliable testing, cannabis education and training. Our mission was to provide pharmaceutical-grade analysis and testing to the cannabis industry, under ISO-17025:2017 guidelines, to ensure consumers and patients knew exactly what was in the cannabis they ingest and to help maximize the quality of our clients’ products through research, development, and standardization. Hypha Labs had been operating a cannabis-testing lab in Nevada since 2015.

On February 20, 2024, we completed the sale of the net assets of our subsidiary Digipath Labs. As of that date we were no longer in business as a service-oriented independent testing laboratory, data analytics and media firm focused on the developing cannabis and hemp markets, which supported the cannabis industry’s best practices for reliable testing, cannabis education and training.

Effective March 12, 2024, the Company amended Article 1 of its Articles of Incorporation to change its name from Digipath, Inc. to Hypha Labs, Inc. Hypha Products, Inc. a wholly owned subsidiary of the Company, was formed on April 18, 2024.

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Hypha Products Inc., a wholly owned subsidiary of the Company was formed on April 18, 2024, to engage in the research, development and commercialization of an accelerator, the Hypha Micropearl accelerator, a home appliance designed to accelerate the production of nutritionally beneficial mushrooms for human consumption. The Company’s easy-to-use device, together with its replacement cartridges, safely and effectively produces enriched mycelium of functional mushrooms, or Micropearls, in just eight days. These Micropearls contain active mushroom ingredients that offer a way to harness the medicinal properties of fungi in a concentrated easy to handle tasteless and odorless form. These Micropearls can be incorporated into various food and beverages without altering the flavor.

Critical Accounting Policies

The establishment and consistent application of accounting policies is a vital component of accurately and fairly presenting our financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”), as well as ensuring compliance with applicable laws and regulations governing financial reporting. While there are rarely alternative methods or rules from which to select in establishing accounting and financial reporting policies, proper application often involves significant judgment regarding a given set of facts and circumstances and a complex series of decisions.

Fair Value of Financial Instruments

The Company adopted ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

-	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
-	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
-	Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

The carrying value of cash, accounts receivable, accounts payables and accrued expenses are estimated by management to approximate fair value primarily due to the short term nature of the instruments.

Fixed Assets

Fixed assets are stated at the lower of cost or estimated net recoverable amount. The cost of property, plant and equipment is depreciated using the straight-line method based on the lesser of the estimated useful lives of the assets or the lease term based on the following life expectancy:

Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Lab equipment	7 years
Leasehold improvements	Term of lease

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Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements, which extend the useful life of an asset, are capitalized and depreciated over the remaining estimated useful life of the asset. When assets are retired or sold, the cost and related accumulated depreciation and amortization are eliminated and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. Recoverability is assessed using undiscounted cash flows based upon historical results and current projections of earnings before interest and taxes. Impairment is measured using discounted cash flows of future operating results based upon a rate that corresponds to the cost of capital. Impairments are recognized in operating results to the extent that carrying value exceeds discounted cash flows of future operations.

Our intellectual property is comprised of indefinite-lived brand names acquired and have been assigned an indefinite life as we currently anticipate that these brand names will contribute cash flows to the Company perpetually. We evaluate the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Revenue Recognition

Effective October 1, 2018, the Company adopted ASC 606 - Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. For the comparative periods, revenue has not been adjusted and continues to be reported under ASC 605 - Revenue Recognition. Under ASC 605, revenue was recognized when the following criteria had been met: (1) persuasive evidence of an arrangement exists; (2) the performance of service has been rendered to a customer or delivery has occurred; (3) the amount of fee to be paid by a customer is fixed and determinable; and (4) the collectability of the fee is reasonably assured.

Our revenue was primarily generated through our subsidiary, Digipath Labs, which recognized revenue from the analytical testing of cannabis products for licensed producers and cultivators within the state of Nevada on a determinable fixed fee per test, or panel of tests, basis. Revenue from the performance of those services was recognized upon completion of the tests, at which time test results were delivered to the customer, provided collectability of the fee is reasonably assured. We typically required payment within thirty days of the delivery of results.

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During the years ended September 30, 2024 and 2023, all revenues are classified as part of Net income from discontinued operations in the accompanying consolidated statement of operations.

Discontinued Operations

On April 20, 2023, the Company and Digipath Labs entered into an Asset Purchase Agreement (the “Purchase Agreement”) with DPL NV, LLC (“Buyer”), pursuant to which Digipath Labs agreed to sell substantially all of its assets to Buyer for a cash purchase price of $2,300,000 (the “Purchase Price”). The business of an entity that is in the process of disposing of its assets by sale, or that intends to cease operations, is reported as discontinued operations if the transaction represents a strategic shift that will have a major effect on an entity’s operations and financial results. As such, the Company’s lab testing business is now reported as discontinued operations.

Assets and liabilities of the discontinued operations are aggregated and reported separately as assets and liabilities of discontinued operations in the Consolidated Balance Sheets as of September 30, 2024 and 2023. The results of discontinued operations are aggregated and presented separately in the Consolidated Statements of Operations as net income from discontinued operations for the years ended September 30, 2024 and 2023. The cash flows of the discontinued operations are reflected as cash flows of discontinued operations within the Company’s Consolidated Statements of Cash Flows for the years ended September 30, 2024 and 2023.

Amounts presented in discontinued operations have been derived from our consolidated financial statements and accounting records using the historical basis of assets, liabilities, results of operations, and cash flows of Digipath Labs. The discontinued operations exclude general corporate allocations.

Advertising Costs

The Company expenses the cost of advertising and promotions as incurred. Advertising and promotions expense was $19,930 and $4,444 for the years ended September 30, 2024 and 2023, respectively.

Basic and Diluted Loss Per Share

The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the years ended September 30, 2024 and 2023, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

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Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718 - Stock Compensation (ASC 718) and Equity-Based Payments to Non-employees pursuant to ASC 2018-07 (ASC 2018-07). All transactions in which the consideration provided in exchange for the purchase of goods or services consists of the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date at which a commitment for performance by the counterparty to earn the equity instruments is reached because of sufficiently large disincentives for nonperformance.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Uncertain Tax Positions

In accordance with ASC 740, “Income Taxes” (“ASC 740”), the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be capable of withstanding examination by the taxing authorities based on the technical merits of the position. These standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Various taxing authorities periodically audit the Company’s income tax returns. These audits include questions regarding the Company’s tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating the exposures connected with these various tax filing positions, including state and local taxes, the Company records allowances for probable exposures. A number of years may elapse before a particular matter, for which an allowance has been established, is audited and fully resolved. The Company has not yet undergone an examination by any taxing authorities.

The assessment of the Company’s tax position relies on the judgment of management to estimate the exposures associated with the Company’s various filing positions.

Various taxing authorities periodically audit the Company’s income tax returns. These audits include questions regarding the Company’s tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating the exposures connected with these various tax filing positions, including state and local taxes, the Company records allowances for probable exposures. A number of years may elapse before a particular matter, for which an allowance has been established, is audited and fully resolved. The Company has not yet undergone an examination by any taxing authorities.

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The assessment of the Company’s tax position relies on the judgment of management to estimate the exposures associated with the Company’s various filing positions.

Results of Operations

The following table shows operating results for the years ended September 30, 2024 and 2023.

	Years Ended September 30,		Increase /
	2024	2023	(Decrease)
Revenues	$-	$-	$-
Cost of sales	-	-	-
Gross profit	-	-	-

Operating expenses:
General and administrative	943,691	103,298	840,393
Professional fees	883,336	334,090	549,246

Total operating expenses:	1,827,027	437,388	1,389,639

Operating loss	(1,820,767)	(437,388)	1,358,657

Total other income (expense)	470,631	(244,267)	654,898

Net loss from continuing operations before income taxes	(1,356,396)	(681,655)	(674,741)
Income tax expense	(14,189)	-	(14,189)
Net loss from continuing operations	(1,370,585)	(681,655)	(688,930)
Net income from discontinued operations	585,156	928,429	(343,273)
Net income (loss)	$(785,429)	$246,775	$(1,032,203)

General and Administrative Expenses

General and administrative expenses for the year ended September 30, 2024 were $943,691, compared to $103,298 during the year ended September 30, 2023, an increase of $840,393, or 814%. The expenses consisted primarily of salaries and wages and included $733,748 and $37,162 of non-cash stock-based compensation for the years ended September 30, 2024 and 2023, respectively. General and administrative expenses increased primarily due to increased corporate overhead activities and stock-based compensation with officers and consultants.

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Professional Fees

Professional fees for the year ended September 30, 2024 were $883,336, compared to $334,090 during the year ended September 30, 2023, an increase of $549,246, or 164%. Professional fees included non-cash, stock-based compensation of $0 and $21,992 during the years ended September 30, 2024 and 2023, respectively. Professional fees increased primarily due to corporate consulting services during the current period as we increased our focus on developing our new business.

Operating Loss

Operating loss for the year ended September 30, 2024 was $1,827,027, compared to $437,388 during the year ended September 30, 2023, an increase of $1,389,639, or 318%. Operating loss increased primarily due to increased general and administrative and professional fees, during the year ended September 30, 2024, compared to the year ended September 30, 2023.

Other Income (Expense)

Other income, on a net basis, for the year ended September 30, 2024 was $470,631, compared to other expense of $244,267 during the year ended September 30, 2023, an increase of $714,898. Other income during the year ended September 30, 2024 consisted of $201,769 of interest expense and loss on extinguishment of debt of $956,494 offset by the recovery of previously written off receivables of $66,000 and a gain on the sale of subsidiary net assets of $1,548,998. Other expense during the year ended September 30, 2023 consisted of $364,267 of interest expense and other expense of $55,000 offset by the recovery of previously written off receivables of $175,000.

Liquidity and Capital Resources

As of September 30, 2024, the Company had current assets of $410,190, comprising of cash of $91,166, other current assets of $289,024, and deferred offering costs of $30,000. The Company’s current liabilities as of September 30, 2024 were $1,393,660, consisting of $86,348 of accounts payable, $166,989 of accrued expenses, $25,923 of accrued expenses – related parties, current maturities of lease liabilities of $36,428, and the current maturities of convertible notes payable of $1,078,235.

The following table summarizes our total current assets, liabilities and working capital at September 30, 2024 and 2023.

	September 30,
	2024	2023
Current Assets	$410,190	$765,798

Current Liabilities	$1,393,660	$3,121,814

Working Capital	$(983,470)	$(2,356,016)

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The following table summarizes our cash flows during the years ended September 30, 2024 and 2023, respectively.

	Years Ended
	September 30,
	2024	2023
Net cash provided by (used in) operating activities	$(1,033,875)	$112,525
Net cash provided by investing activities	2,145,784	263,333
Net cash (used in) financing activities	(1,291,749)	(161,020)

Net change in cash	$(179,840)	$214,838

Net Cash Provided by (Used in) Operating Activities

During the year ended September 30, 2024, net cash used in operating activities was $1,033,875, compared to net cash provided by operating activities of $112,525 for the same period ended September 30, 2023, including cash provided by operating activities from discontinued operations of $358,576 for the year ended September 30, 2024 compared to cash provided by operating activities from discontinued operations of $727,393 for the year ended September 30, 2023. The increase in cash used in operating activities was primarily attributable to our increase in net loss and accounts receivable, along with decreases in accounts payable and accrued expenses.

Net Cash Provided by Investing Activities

During the year ended September 30, 2024, net cash provided by investing activities was $2,134,117, compared to $263,333 provided by investing activities for the same period ended September 30, 2023, including cash used in investing activities from discontinued operations of $0 for the year ended September 30, 2024 compared to cash used in investing activities from discontinued operations of $11,667 for the year ended September 30, 2023. The cash provided by investing activities in the current period was a result of the sale of subsidiary net assets compared to cash used in investing activities for the prior period which was a result of the sale of the collateralized assets from the note receivable.

Net Cash (Used in) Financing Activities

During the year ended September 30, 2024, net cash used in financing activities was $1,291,749, compared to net cash used in financing activities of $161,020 for the same period ended September 30, 2023, including cash used in financing activities from discontinued operations of $15,784 for the year ended September 30, 2024 compared to cash used in financing activities from discontinued operations of $60,920 for the year ended September 30, 2023. The current period consisted of $595,965 of repayments on notes payable, $650,000 of repayments on convertible notes payable and $30,000 in payments of deferred offering costs, compared to $100,000 of repayments on notes payable and the repurchase of Series C Preferred stock in the comparative period in the prior year.

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Satisfaction of our Cash Obligations for the Next 12 Months

As of September 30, 2024, our balance of cash on hand was $91,166. We do not currently have sufficient funds to fund our operations at their current levels for the next twelve months. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to achieve sustainable revenues and profitable operations. Since inception, we have raised funds primarily through the sale of equity securities. We will need additional funds to operate our business. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations or cause substantial dilution for our stockholders. If we are unable to obtain additional funds, our ability to carry out and implement our planned business objectives and strategies will be significantly delayed, limited or may not occur. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability and our failure to do so would adversely affect our business, including our ability to raise additional funds.

The Company is offering a non-equity perk to investors who invest $1,500 or more in this offering. These investors will be entitled to receive a free Micropearl accelerator which the Company estimates will cost it approximately $75 per unit to manufacture and ship. Assuming every investor invests $1,500 in this offering, the Company would need to manufacture and ship to investors 6,666 accelerators, for a total cost of approximately $499,950, an amount which the Company does not believe is material if the maximum number of Units are sold in this offering.

Off-Balance Sheet Arrangements

We have no outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts.

Smaller Reporting Company

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. As a smaller reporting company, we may rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Exchange Act reports and have reduced disclosure obligations regarding executive compensation. Our continuing reporting obligations under Regulation A are deemed to be satisfied as long as we comply with our Section 13(a) of the Exchange Act reporting requirements.

Plan of Operations

Over the next six months, the Company plans to continue product design and development of its Micropearl accelerator, with the goal of commercializing the accelerator device by the end of the first quarter of calendar year 2026. Initially, the Company will produce a limited number of accelerators at its headquarters for testing purposes, both with mycologists and experts in the functional mushroom industry. Based on the success of this testing, the Company will then seek to enter into an arrangement with a contract manufacturer to begin commercial production of the accelerator units. The Company’s goal is to be in the position to market the Micropearl accelerator for commercial sale by the end of calendar year 2025, although there can be no assurance it will achieve its goal in this time period, or at all.

The Company will seek to raise funds to complete the development and testing of its accelerator over the next 6 to 12 months and to fund the initial launch of commercial sales of its accelerator device. The Company intends to raise such funds through either the sale of equity or debt securities, including through this offering, following such 12- month period to successfully execute its business plan.

Trend Information

The Company is still in the product design and development phase for the Micropearl accelerator. It anticipates finalizing product design and development in the next few months, with the goal of moving into beta testing of the device by the end of the fourth calendar quarter 2025, and then into production for commercial sale sometime at the end of the first quarter of calendar year 2026. There can be no assurance the Company will be able to meet the timeline proposed.

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DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

Our directors and executive officers, their ages, positions held, and duration of such, are as follows:

Name	Position Held with Our Company	Age	Date First Elected or Appointed

A. Stone Douglass	Chairman, President, Chief Executive Officer, Chief Financial Officer, Secretary and Director	77	2021
Dennis Hartmann	Director	69	2019

Certain biographical information about each of these individuals is set forth below.

A. Stone Douglass was appointed a director of the Company on July 1, 2021, as our Chief Financial Officer on August 16, 2021, as Chairman of the Board of Directors on October 21, 2021, and as President and Chief Executive Officer on February 29, 2024. Mr. Douglass has been: the Chief Executive Officer of GeoSolar Technologies, Inc., a company planning to install natural energy systems, since December 2020; the Chief Financial Officer of David Kind, Inc., a Venice, California based online eyewear brand, since June 2013; the Chairman and Chief Executive Officer of Sealand Natural Resources, Inc., a manufacturer and purveyor of Sealand Birk birch water and other alternative beverages, since March 2016; and the principal owner of Ducks Nest Investments Inc, a private investment company, since September 1990.

Dennis Hartmann was appointed to our Board of Directors on September 25, 2019 and as Interim President on August 14, 2020. Mr. Hartmann resigned as Interim President on July 1, 2021. Mr. Hartmann had been an attorney engaged in private practice in the State of California for over 35 years. Mr. Hartmann holds a B.S. from the University of Alabama and a J.D. from the University of Texas School of Law.

Board Composition

Our board currently consists of 2 directors: A. Stone Douglass and Dennis Hartmann. There are no arrangements or understandings between any of the directors, officers and other persons pursuant to which such person was selected as a director or an officer.

Family Relationships

No family relationships exist between any of our officers or directors.

Director Nominations

As of the date hereof, we have not affected any material changes to the procedures by which our shareholders may recommend nominees to our board of directors. We have not established formal procedures by which security holders may recommend nominees to the Company’s board of directors.

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Board Committees and Audit Committee Financial Expert

We do not currently have a standing audit, nominating or compensation committee of the board of directors, or any committee performing similar functions. Our board of directors performs the functions of audit, nominating and compensation committees. As of the date hereof, no member of our board of directors qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act.

Code of Ethics and Business Conduct

We have adopted a code of ethics that applies to our principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of our code of ethics may be obtained free of charge by contacting us at 5940 S. Rainbow Boulevard, Las Vegas, Nevada 89118, Telephone No.: (702) 527-2060.

Involvement in Certain Legal Proceedings

Our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;
4.	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
5.	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
6.	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth the aggregate compensation we paid or accrued during the fiscal year ended September 30, 2024 to persons serving as our Chief Executive Officer and Chief Financial Officer during our year ended September 30, 2024 (our “Named Executive Officers”), who were our only executive officers during 2024, as none of our other officers earned total compensation in excess of $100,000 during our last completed fiscal year.

	Fiscal		Stock		Option	All Other
Name and Financial Position	Year	Salary	Awards		Awards	Compensation	Total

A. Stone Douglass(1)	2024	$60,000	$74,800	(2)	$-	$-	$134,800
Chairman, President, Chief Executive Officer, Chief Financial Officer and Secretary

Todd Denkin(3)	2024	$75,221	$-		$-	$-	$75,221
Former President

(1)	Mr. Douglass was appointed Chief Financial Officer on August 16, 2021, and President and Chief Executive Officer on February 29, 2024.
(2)	Amount relates to 4,000,000 shares of Common Stock issued to Mr. Douglass on February 29, 2024 in connection with his appointment as President and Chief Executive Officer.
(3)	Mr. Denkin was appointed President on July 1, 2021, and resigned as President on February 28, 2024.

Agreements with Named Executive Officers

We have a consulting agreement in place with A. Stone Douglass, in which we have agreed to pay Mr. Douglass $10,000 per month.

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Outstanding Equity Awards

The following table sets forth information with respect to unexercised stock options, stock that has not vested, and equity incentive plan awards held by our Named Executive Officers at September 30, 2024.

Outstanding Option Awards at Fiscal Year-End
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date

A. Stone Douglass	1,000,000	-	$0.06	June 2, 2031

Option Exercises and Stock Vested

None of our Named Executive Officers exercised any stock options or acquired stock through vesting of an equity award during the year ended September 30, 2024.

Director Compensation

The following table summarizes the compensation paid or accrued by us to our directors that are not Named Executive Officers for the year ended September 30, 2024.

Name	Fees Earned or Paid in Cash	Stock Award	Option Awards	Non-Equity Incentive Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All other Compensation	Total

Dennis Hartmann(1)	$20,000	$37,400	$	$-	$-	$-	$57,400

(1)	We have agreed to compensate Mr. Hartmann a total of $5,000 in cash per quarter for his service as a director beginning in the quarter ended June 30, 2024.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors.

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MARKET PRICE OF AND DIVIDENDS ON THE COMPANY’S COMMON STOCK

AND RELATED STOCKHOLDER MATTERS

Market Information

Shares of our Common Stock trade on the over-the-counter market and are quoted on the OTCQB under the symbol “FUNI”. As of November 3, 2025, the closing price of our Common Stock on the OTCQB was $0.0270.

Holders

As of June 11, 2025, there were approximately 246 shareholders of record of our Common Stock. Such number does not include any shareholders holding shares in nominee or “street name”. As of June 11, 2025, there were 127,046,825 shares of Common Stock outstanding on record.

Dividends

We have not declared or paid any dividends on our Common Stock since our inception and do not anticipate paying dividends for the foreseeable future. The payment of dividends is subject to the discretion of our board of directors and depends, among other things, upon our earnings, our capital requirements, our financial condition, and other relevant factors. We intend to reinvest any earnings in the development and expansion of our business. Any cash dividends in the future to common shareholders will be payable when, as and if declared by our board of directors, based upon the board’s assessment of our financial condition and performance, earnings, need for funds, capital requirements, prior claims of preferred stock to the extent issued and outstanding, and other factors, including income tax consequences, restrictions and applicable laws. There can be no assurance, therefore, that any dividends on our Common Stock will ever be paid.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 11, 2025, certain information with regard to the record and beneficial ownership of the Common Stock by (i) each person known to the Company to be the record or beneficial owner of 5% or more of the Common Stock, (ii) each director of the Company, (iii) each of the named executive officers, and (iv) all executive officers and directors of the Company as a group. The address of each of our directors and executive officers named in the table is c/o Hypha Labs, Inc., 5940 S. Rainbow Boulevard, Las Vegas, Nevada 89118:

			Series A, B and C
	Common Stock		Preferred Stock
Name of Beneficial Owner(1)	Number of Shares	% of Class(2)	Number of Shares	% of Class
Officers and Directors:
Dennis Hartmann Director(3)	3,075,000	2.4%	-	-

A. Stone Douglass, Chairman, President, CEO and CFO(4)	8,500,000	6.7%	1,000	100%
Directors and Officers as a Group (2 persons)	11,575,000	9.1%	-	-

Greater than 5% shareholders:
Craig Ellins	8,000,001	6.5%	-	-

* less than 1%

(1)	Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock or Series A, Series B or Series C Preferred Stock owned by such person.
(2)	Percentage of beneficial ownership is based upon 127,046,825 of Common Stock outstanding as of June 11, 2025. For each named person, this percentage includes Common Stock that the person has the right to acquire either currently or within 60 days of June 11, 2025, including through the exercise of an option; however, such Common Stock is not deemed outstanding for the purpose of computing the percentage owned by any other person.
(3)	Includes options to purchase 250,000 shares of Common Stock exercisable at $0.10 per share.
(4)	Includes options to purchase 1,000,000 shares of Common Stock exercisable at $0.06 per share. Includes Mr. Douglass’ ownership of 1,000 shares of Series C Preferred Stock acquired on December 10, 2024.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Director Independence

Our board of directors currently consists of Dennis Hartmann and A. Stone Douglass Bruce Raben resigned as a director on May 2, 2023. Our Board of Directors has determined that Mr. Hartmann, one of our two directors, is “independent” in accordance with the NASDAQ Stock Market’s requirements. However, as our Common Stock is currently quoted on the OTCQB, we are not currently subject to corporate governance standards of listed companies.

EXPERTS

The audited consolidated financial statements of Hypha Labs, Inc. and its subsidiaries as of and for the years ended September 30, 2024 and September 30, 2023 included in this Offering Circular have been so included in reliance upon the report of Fruci & Associates II, PLLC (“Fruci”), independent registered public accounting firm.

LEGAL MATTERS

Certain legal matters with respect to the Units offered by this Offering Circular will be passed upon by Fox Rothschild LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the Units offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our Series D Preferred Stock, Warrants and Common Stock underlying our Series D Preferred Stock and Warrants, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be accessed at the SEC’s website http://www.sec.gov. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

66

INDEX TO FINANCIAL STATEMENTS

HYPHA LABS, INC.

FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hypha Labs, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hypha Labs, Inc. (“the Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended September 30, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit, net losses, and believes cash on hand is not sufficient to sustain operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Fruci & Associates II, PLLC - PCAOB ID #05525 We have served as the Company’s auditor since 2023. Spokane, Washington
January 13, 2025

F-2

HYPHA LABS, INC. (FORMERLY DIGIPATH, INC.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2024	September 30, 2023

Assets

Current assets:
Cash	$91,166	$271,006
Note receivable	-	-
Other current assets	289,024	8,570
Deferred offering costs	30,000	-
Assets held for sale - current	-	486,222
Total current assets	410,190	765,798

Fixed assets, net	26,609	-
Right-of-use asset	57,006	-
Assets held for sale - long term	-	643,666
Total non-current assets	83,615	643,666

Total Assets	$493,805	$1,409,464

Liabilities and Stockholders’ Deficit

Current liabilities:
Accounts payable	$86,348	$122,094
Accrued expenses	166,726	328,491
Accrued expenses - related party	25,923	12,390
Current maturities of notes payable	-	565,000
Current maturities of convertible notes payable, net of discounts	1,078,235	1,385,932
Current maturities of convertible notes payable related parties, net of discounts	-	339,252
Lease liabilities - current	36,428	-
Liabilities held for sale - current	-	368,655
Total current liabilities	1,393,660	3,121,814

Non-current liabilities:
Lease liabilities - long term	26,838	-
Liabilities held for sale - long term	-	159,156
Total non-current liabilities	26,838	159,156

Total Liabilities	1,420,498	3,280,970

Commitments and contingent liabilities	-	-

Series B convertible preferred stock, $0.001 par value, 1,500,000 shares authorized; 333,600 shares issued and outstanding as of September 30, 2024 and 2023	333,600	333,600

Stockholders’ Deficit:
Series A convertible preferred stock, $0.001 par value, 6,000,000 shares authorized; 1,047,942 shares issued and outstanding as of September 30, 2024 and 2023	1,048	1,048
Series C preferred stock, $0.001 par value, 1,000 shares authorized; no shares issued and outstanding as of September 30, 2024 and 2023, respectively	-	-

Common stock, $0.001 par value, 250,000,000 shares authorized; 123,046,825 and 87,096,820 shares issued and outstanding as of September 30, 2024 and 2023, respectively	123,046	87,097
Additional paid-in capital	19,163,039	17,468,746
Accumulated deficit	(20,547,426)	(19,761,997)

Total Stockholders’ Deficit	(1,260,293)	(2,205,106)

Total Liabilities and Stockholders’ Deficit	$493,805	$1,409,464

The accompanying notes are an integral part of these consolidated financial statements.

F-3

HYPHA LABS, INC. (FORMERLY DIGIPATH, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	September 30,
	2024	2023

Revenues	$-	$-
Cost of sales	-	-
Gross profit	-	-

Operating expenses:
General and administrative	943,691	103,298
Professional fees	883,336	334,090

Total operating expenses	1,827,027	437,388

Operating loss	(1,827,027)	(437,388)

Other income (expense):
Interest expense	(201,769)	(364,267)
Other income (expense)	13,896	(55,000)
Recovery of previously written off receivables	66,000	175,000
Loss on extinguishment of debt	(956,494)	-
Gain on sale of subsidiary assets	1,548,998	-
Total other income (expense)	470,631	(244,267)

Net loss from continuing operations before income taxes	(1,356,396)	(681,655)
Income tax expense	(14,189)	-
Net loss from continuing operations	(1,370,585)	(681,655)
Net income (loss) from discontinued operations	585,156	928,429
Net income (loss)	(785,429)	246,774

Net loss per share from continuing operations - basic and fully diluted	$(0.01)	$(0.01)
Net income per share from discontinued operations - basic and fully diluted	$0.01	$0.01
Net loss per share basic and fully diluted	$(0.01)	$(0.00)

Weighted average number of common shares outstanding - basic and fully diluted	101,348,643	83,925,450

The accompanying notes are an integral part of these consolidated financial statements.

F-4

HYPHA LABS, INC. (FORMERLY DIGIPATH, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Series B Convertible Preferred Stock		Series A Convertible Preferred Stock		Series C Preferred Stock		Common Stock		Stock	Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Payable	Capital	Deficit	Deficit

Balance, September 30, 2022	333,600	$333,600	1,047,942	$1,048	1,000	$1	75,146,820	$75,147	$71,745	$17,117,958	$(20,008,771)	$(2,742,872)

Repurchase of Series C Preferred shares	-	-	-	-	(1,000)	(1)	-	-	-	(99)	-	(100)

Common stock issued for settlement of stock payable	-	-	-	-	-	-	7,150,000	7,150	(71,745)	64,595	-	-

Common stock issued for compensation	-	-	-	-	-	-	4,800,000	4,800	-	29,880	-	34,680

Warrants issued for debt financing costs	-	-	-	-	-	-	-	-	-	93,938	-	93,938

Stock-based compensation	-	-	-	-	-	-	-	-	-	24,474	-	24,474

Forgiveness of accrued director compensation	-	-	-	-	-	-	-	-	-	138,000		138,000

Net Income	-	-	-	-	-	-	-	-	-	-	246,774	246,774

Balance, September 30, 2023	333,600	333,600	1,047,942	1,048	-	-	87,096,820	87,097	-	17,468,746	(19,761,997)	(2,205,106

Shares issued for conversion of notes payable	-	-	-	-			4,000,000	4,000	-	36,000	-	40,000

Stock-based compensation	-	-	-	-	-	-	31,950,005	31,949	-	701,799	-	733,748

Forgiveness of accrued director compensation	-	-	-	-	-	-	-	-	-	956,494	-	956,494

Net loss	-	-	-	-	-	-	-	-	-	-	(785,429)	(785,429)

Balance, September 30, 2024	333,600	$333,600	1,047,942	$1,048	-	$-	123,046,825	$123,046	$-	$19,163,039	$(20,547,426)	$(1,260,293)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

HYPHA LABS, INC. (FORMERLY DIGIPATH, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	September 30,
	2024	2023
Cash flows from operating activities
Net loss from continuing operations	$(1,370,585)	$(681,655)
Adjustments to reconcile net loss to net cash used in operating activities:
Recovery of previously written off receivables	-	(175,000)
Depreciation expense	1,046
Gain on sale of subsidiary assets	(1,548,998)	-
Stock-based compensation	733,748	59,154
Amortization of debt discounts	43,050	135,655
Impairment of fixed assets	-	55,000
Amortization of right-of-use asset	17,569	-
Loss on debt extinguishment	956,494	-
Decrease (increase) in assets:

Other current assets	(60,454)	4,169
Increase (decrease) in liabilities:
Accounts payable	(30,321)	(78,465)
Accrued expenses	(136,224)	108,694
Accrued expenses - related parties	13,533	(42,421)
Lease liability	(11,309)	-
Net cash (used in) operating activities from continuing operations	(1,392,451)	(614,869)
Net cash provided by operating activities from discontinued operations	358,576	727,394
Net cash provided by (used in) operating activities	(1,033,875)	112,525)

Cash flows from investing activities
Purchase of fixed assets	(27,655)	-
Proceeds from sale of subsidiary net assets	2,173,439	-
Proceeds from sale of collateralized assets	-	275,000
Net cash (used) in investing activities from continuing operations	2,145,784	275,000
Net cash (used) in investing activities from discontinued operations	-	(11,667)
Net cash (used) in investing activities	2,145,784	263,333

Cash flows from financing activities
Repayments of notes payable	(595,965)	(100,000)
Repayments on convertible notes	(650,000)	-
Payments of deferred offering costs	(30,000)	-
Repurchase of Series C Preferred stock	-	(100)
Net cash provided by (used in) financing activities	(1,275,965)	(100,100)
Net cash used in financing activities from discontinued operations	(15,784)	(60,920)
Net cash provided by (used in) financing activities	(1,291,749)	(161,020)

Net increase (decrease) in cash	(179,840)	214,838
Cash - beginning	271,006	56,168
Cash - ending	$91,166	$271,006

Supplemental disclosures:
Interest paid	$266,533	$227,691
Income taxes paid	-	-

Non-cash investing and financing activities:
Addition of accounts payable and accrued interest into note payable	$30,965	$-
Common stock issued for conversion of note payable	$40,000	$-
Initial right-of-use asset valuation	$74,575	$-
Common stock issued for settlement of stock payable	$-	$71,745
Transfer of completed assets	$-	$6,076
Warrants issued for debt financing	$-	$93,938
Common stock issued for settlement of related party accrued compensation	$-	$138,000

The accompanying notes are an integral part of these consolidated financial statements.

F-6

HYPHA LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

Hypha Labs, Inc. (formerly Digipath, Inc.) was incorporated in Nevada on October 5, 2010. Until February 20, 2024, Hypha Labs, Inc. and its subsidiaries (“Hypha,” the “Company,” “we,” “our” or “us”) was a service-oriented independent testing laboratory, data analytics and media firm focused on the developing cannabis and hemp markets, and supported the cannabis industry’s best practices for reliable testing, cannabis education and training. Our mission was to provide pharmaceutical-grade analysis and testing to the cannabis industry, under ISO-17025:2017 guidelines, to ensure consumers and patients knew exactly what was in the cannabis they ingest and to help maximize the quality of our clients’ products through research, development, and standardization. Hypha Labs had been operating a cannabis-testing lab in Nevada since 2015.

On February 20, 2024, we completed the sale of the net assets of our subsidiary Digipath Labs, Inc. (“Digipath Labs”). As of that date we were no longer in business as a service-oriented independent testing laboratory, data analytics and media firm focused on the developing cannabis and hemp markets, which supported the cannabis industry’s best practices for reliable testing, cannabis education and training.

Effective March 12, 2024, the Company amended Article 1 of its Articles of Incorporation to change its name from Digipath, Inc. to Hypha Labs, Inc. Hypha Products, Inc., a wholly owned subsidiary of the Company, was formed on April 18, 2024.

Basis of Accounting

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”). Intercompany accounts and transactions have been eliminated. All references to Generally Accepted Accounting Principles (“GAAP”) are in accordance with The FASB Accounting Standards Codification (“ASC”) and the Hierarchy of Generally Accepted Accounting Principles.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the following entities, all of which were under common control and ownership at September 30, 2024:

Jurisdiction of
Name of Entity	Incorporation	Relationship
Hypha Labs, Inc.(formerly Digipath, Inc.)(1)	Nevada	Parent
Hypha Products, Inc.	Nevada	Subsidiary
Digipath Labs, Inc.	Nevada	Subsidiary
Digipath Labs CA, Inc. (2)	California	Subsidiary
Digipath Labs S.A.S.(3)	Colombia	Subsidiary
VSSL Enterprises, Ltd.(4)	Canada	Subsidiary

(1)	Holding company, which owns each of the wholly-owned subsidiaries. All subsidiaries shown above are wholly-owned by Hypha Labs, Inc., the parent company.
(2)	Formed during the second fiscal quarter of 2021, but has not yet commenced significant operations.
(3)	Formed during the first fiscal quarter of 2019, but has not yet commenced significant operations.
(4)	Acquired on March 11, 2020.

The consolidated financial statements herein contain the operations of the wholly-owned subsidiaries listed above. All significant inter-company transactions have been eliminated in the preparation of these financial statements. The parent company and subsidiaries will be collectively referred to herein as the “Company”, “Hypha” or “DIGP”. The Company’s headquarters are located in Las Vegas, Nevada and substantially all of its customers were within the United States.

These statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for a fair presentation of the information contained therein.

F-7

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Segment Reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Fair Value of Financial Instruments

The Company adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

-	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
-	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
-	Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

The carrying value of cash, accounts receivable, accounts payables and accrued expenses are estimated by management to approximate fair value primarily due to the short term nature of the instruments.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition. The Company had an allowance for doubtful accounts of $0 and $154,179 as of September 30, 2024 and 2023, respectively. As of September 30, 2024, accounts receivable are classified as Assets held for sale - current in the accompanying consolidated balance sheet.

Notes Receivable

Notes receivable are reported in our consolidated balance sheets at the outstanding principal balance, plus costs incurred to originate the loans, net of any unamortized premiums or discounts on purchased loans. We use the effective interest rate method to recognize finance income, which produces a constant periodic rate of return on the investment. Unearned income, discounts and premiums are amortized to finance income in our consolidated statements of operations using the effective interest rate method. Interest receivable related to the unpaid principal is recorded together with the outstanding balance in our consolidated balance sheets. Upon the prepayment of a note receivable, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as part of finance income in our consolidated statements of operations.

Notes receivable are periodically evaluated for collectability based on past credit history with note holders and their current financial condition. The Company had an allowance for credit losses of $670,000 and $720,000 as of September 30, 2024 and 2023, respectively.

F-8

Fixed Assets

Fixed assets are stated at the lower of cost or estimated net recoverable amount. The cost of property, plant and equipment is depreciated using the straight-line method based on the lesser of the estimated useful lives of the assets or the lease term based on the following life expectancy:

Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Lab equipment	7 years
Leasehold improvements	Term of lease

Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements, which extend the useful life of an asset, are capitalized and depreciated over the remaining estimated useful life of the asset. When assets are retired or sold, the cost and related accumulated depreciation and amortization are eliminated and any resulting gain or loss is reflected in operations.

As of September 30, 2024, all fixed assets balances are classified as Assets held for sale - long term in the accompanying consolidated balance sheet.

Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. Recoverability is assessed using undiscounted cash flows based upon historical results and current projections of earnings before interest and taxes. Impairment is measured using discounted cash flows of future operating results based upon a rate that corresponds to the cost of capital. Impairments are recognized in operating results to the extent that carrying value exceeds discounted cash flows of future operations.

Our intellectual property is comprised of indefinite-lived brand names acquired and have been assigned an indefinite life as we currently anticipate that these brand names will contribute cash flows to the Company perpetually. We evaluate the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 - Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Our revenue was primarily generated through our subsidiary, Digipath Labs, which recognized revenue from the analytical testing of cannabis products for licensed producers and cultivators within the state of Nevada on a determinable fixed fee per test, or panel of tests, basis. Revenue from the performance of those services was recognized upon completion of the tests, at which time test results were delivered to the customer, provided collectability of the fee is reasonably assured. We typically required payment within thirty days of the delivery of results.

During the years ended September 30, 2024 and 2023, all revenues are classified as part of Net income from discontinued operations in the accompanying consolidated statement of operations.

Discontinued Operations

On April 20, 2023, the Company and Digipath Labs entered into an Asset Purchase Agreement (the “Purchase Agreement”) with DPL NV, LLC (“Buyer”), pursuant to which Digipath Labs agreed to sell substantially all of its assets to Buyer for a cash purchase price of $2,300,000 (the “Purchase Price”). The business of an entity that is in the process of disposing its assets by sale, or that intends to cease operations, is reported as discontinued operations if the transaction represents a strategic shift that will have a major effect on an entity’s operations and financial results. As such, the Company’s lab testing business is now reported as discontinued operations.

F-9

Assets and liabilities of the discontinued operations are aggregated and reported separately as assets and liabilities of discontinued operations in the Consolidated Balance Sheets as of September 30, 2024 and 2023. The results of discontinued operations are aggregated and presented separately in the Consolidated Statements of Operations as net income from discontinued operations for the years ended September 30, 2024 and 2023. The cash flows of the discontinued operations are reflected as cash flows of discontinued operations within the Company’s Consolidated Statements of Cash Flows for the years ended September 30, 2024 and 2023.

Amounts presented in discontinued operations have been derived from our consolidated financial statements and accounting records using the historical basis of assets, liabilities, results of operations, and cash flows of Digipath Labs. The discontinued operations exclude general corporate allocations.

Advertising Costs

The Company expenses the cost of advertising and promotions as incurred. Advertising and promotions expense was $22,205  and $4,444 for the years ended September 30, 2024 and 2023, respectively.

Basic and Diluted Loss Per Share

The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the years ended September 30, 2024 and 2023, potential dilutive securities of 104,490,131 and 83,125,488 shares issuable upon conversion of convertible notes payable, respectively, and 8,120,000 shares issuable upon exercise of options, 15,387,050 shares issuable upon exercise of warrants, and 13,579,710 shares issuable upon conversion of Preferred A and Preferred B shares, had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718 Stock Compensation (ASC 718) and Equity-Based Payments to Non-employees pursuant to ASC 2018-07 (ASC 2018-07). All transactions in which the consideration provided in exchange for the purchase of goods or services consists of the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date at which a commitment for performance by the counterparty to earn the equity instruments is reached because of sufficiently large disincentives for nonperformance.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Uncertain Tax Positions

In accordance with ASC 740, “Income Taxes” (“ASC 740”), the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be capable of withstanding examination by the taxing authorities based on the technical merits of the position. These standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Various taxing authorities periodically audit the Company’s income tax returns. These audits include questions regarding the Company’s tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating the exposures connected with these various tax filing positions, including state and local taxes, the Company records allowances for probable exposures. A number of years may elapse before a particular matter, for which an allowance has been established, is audited and fully resolved. The Company has not yet undergone an examination by any taxing authorities.

The assessment of the Company’s tax position relies on the judgment of management to estimate the exposures associated with the Company’s various filing positions.

F-10

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 on a retrospective basis. The Company is currently evaluating the effect of this pronouncement on its disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands the disclosures required for income taxes. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment should be applied on a prospective basis while retrospective application is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

Note 2 - Going Concern

As shown in the accompanying consolidated financial statements, the Company has incurred recurring losses from operations resulting in an accumulated deficit of $20,547,426, and as of September 30, 2024, the Company’s cash on hand may not be sufficient to sustain operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The consolidated financial statements do not include any adjustments that might result from the outcome of any uncertainty as to the Company’s ability to continue as a going concern. These financial statements also do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 - Fair Value of Financial Instruments

Under FASB ASC 820-10-5, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under GAAP, certain assets and liabilities must be measured at fair value, and FASB ASC 820-10-50 details the disclosures that are required for items measured at fair value.

The Company has certain financial instruments that must be measured under the new fair value standard. The following schedule summarizes the valuation of financial instruments at fair value on a recurring basis in the balance sheets as of September 30, 2024 and 2023, respectively:

	Fair Value Measurements at September 30, 2024
	Level 1	Level 2	Level 3
Liabilities
Notes payable	$-	$-	$-
Convertible notes payable, net of discounts of $43,051	-	-	1,078,235

	Fair Value Measurements at September 30, 2023
	Level 1	Level 2	Level 3
Liabilities
Notes payable	$-	$565,000	$-
Convertible notes payable, net of discounts of $84,767	-	-	1,725,184

The fair value of our intellectual properties is deemed to approximate book value, and are considered Level 3 inputs as defined by ASC Topic 820-10-35.

There were no transfers of financial assets or liabilities between Level 1, Level 2 and Level 3 inputs for the years ended September 30, 2024 or 2023.

F-11

Note 4 - Related Party Transactions

During the years ended September 30, 2024 and 2023 the Company incurred compensation expense of $60,000 and $60,000 for services provided by its CFO. As of September 30, 2024, no amounts were owed to the CFO for services provided.

During the years ended September 30, 2024 and 2023 the Company incurred fees of $24,000 and $34,000 for services provided by its directors. During the year ended September 30, 2023, the directors waived the payment of $138,000 that had been accrued for services provided. As of September 30, 2024, the Company has accrued a total of $10,000 in fees for services provided by its directors.

As of September 30, 2024, the Company has accrued a total of $5,923 in reimbursable expenses owed to the officers and directors.

During the year ended September 30, 2024, the Company granted 6,000,000 shares of its common stock to the directors as compensation for services performed with a fair value of $112,200  . During the year ended September 30, 2023, the Company granted 3,400,000 and 1,400,000 shares of its common stock to the officers and directors as compensation for services performed with a fair value of $24,820 and $9,860, respectively.

Note 5 - Note Receivable

On various dates between December 28, 2018 and June 13, 2019, we loaned Northwest Analytical Labs, Inc. a total of $95,000. The loans bear interest at an annual rate of 10%, are evidenced by secured demand notes, and are secured by a lien on the borrower’s assets. An allowance for doubtful accounts for the full value of the notes has been recorded due to the uncertainty of collectability.

On December 8, 2022, the Company entered into an Asset Purchase Agreement with Invictus Wealth Group (“Invictus”), whereby the Company agreed to sell certain collateralized equipment to Invictus for a total purchase price of $900,000. The purchase price consisted of an upfront payment of $275,000, and a Note Receivable (“Invictus Note”) in the amount of $625,000. The Invictus Note has a maturity date of December 31, 2023, accrues interest at a rate of 10% per annum, and provides for principal payments of $100,000 each due on June 30, 2023 and September 30, 2023, with the final payment of $425,000 due on December 31, 2023. The Company has recorded a full allowance against the Invictus Note as collectability cannot be assured as of the date of this filing. As of June 30, 2023 the Company received the full down payment of $275,000. In April 2023, the Invictus Note was amended and restated to extend the maturity date to March 31, 2024, with principal payments of $100,000 each due on September 30, 2023 and December 31, 2023, with the final payment of $425,000 due on March 31, 2024. On January 3, 2024, the Company amended the Invictus Note for a second time to extend the maturity date to December 31, 2025, with principal payments of $50,000 each due on June 30, 2024, September 30, 2024 and December 31, 2024, $100,000 due on March 31, 2025 and June 30, 2025, $125,000 due on September 30, 2025 with the final payment of $216,780 due on December 31, 2025. As of the date of this filing, the Company has received $74,000 of payments from Invictus.

Note 6 - Fixed Assets

Fixed assets consist of the following at September 30, 2024 and 2023:

	As of
	September 30,	September 30,
	2024	2023
Lab equipment	$27,655	$-
Less: accumulated depreciation	(1,046)	-
Total	$26,609	$-

During the year ended September 30, 2023, the Company recorded impairment expense in the amount of $55,000 related to equipment acquired with the anticipation of an acquisition, which is included in other expenses on the statement of operations for the year ended September 30, 2023. Upon the Company’s decision to terminate the acquisition, the C3 Equipment was deemed to be impaired.

F-12

Note 7 - Notes Payable

Notes payable consists of the following at September 30, 2024 and 2023, respectively:

	September 30, 2024	September 30, 2023

On September 10, 2021, the Company issued a Secured Promissory note in the principal amount of $675,000 to US Canna Lab I, LLC (the “Canna Lab Note”). The Canna Lab Note carries interest at 12% per annum and is due on September 10, 2024, with monthly principal and interest payments of $22,419.66 beginning on October 1, 2021. In addition, the Company was advanced an additional $115,000 of funds during the year ended September 30, 2022 under the same terms as the original Canna Lab Note. During the year ended September 30, 2022, the Company repaid $125,000 of the principal balance on the note. As a result of the Company not meeting the monthly payment obligations, the Canna Lab Note is in technical default, however, no default notice has been provided by Canna Lab as of the date of this filing. There are no additional obligations of the Company under default with the exception of being due on demand. On February 27, 2024, the Company repaid the note and related accrued interest in full.	$-	$565,000

Total notes payable	-	565,000
Less: current maturities	-	(565,000)
Notes payable	$-	$-

The Company recorded interest expense pursuant to the stated interest rate and closing costs on the notes payable in the amount of $36,614 and $79,800 during the years ended September 30, 2024 and 2023.

Notes payable - discontinued operations

On December 26, 2019, the Company financed the purchase of $377,124 of lab equipment, in part, with the proceeds of a bank loan in the amount of $291,931. The loan bears interest at the rate of 5.75% per annum and requires monthly payments of $5,622 over the five-year term of the loan ending on December 26, 2024. The Company’s obligations under this loan are secured by a lien on the purchased equipment.	$-	$80,428

Note 8 - Convertible Notes Payable

Related party convertible notes payable consist of the following at September 30, 2024 and 2023, respectively:

	September 30,	September 30,
	2024	2023

On February 10, 2020, the Company completed the sale to an accredited investor of a 9% Secured Convertible Promissory Note in the principal amount of $350,000. The Note matures on August 10, 2022, bears interest at a rate of 9% per annum, and was convertible into shares of the Company’s common stock at a conversion price of $0.15 per share. On December 28, 2020, the conversion price was amended to $0.03 per share in exchange for an additional $50,000 of proceeds and the promissory note was increased to $400,000. The Company’s obligations under the Note are secured by a lien on the assets of the Company and its wholly-owned subsidiary Digipath Labs, Inc., pursuant to a Security Agreement between the Company, Digipath Labs, Inc. and the investor. On December 29, 2020, the note holder converted $50,000 of principal into 1,666,667 shares of common stock at a conversion price of $0.03 per share. On August 8, 2022, the note holder agreed to extend the maturity date of the note to February 11, 2024. In exchange for the extension, the Company agreed to issue 4,550,000 common shares, which were recorded as debt discount with a relative fair value of $43,788. As a result of the shares issued upon the extension agreement, the lender now holds more the 5% of the total outstanding common shares, and is therefore considered a related party. On February 27, 2024, the Company repaid the note and related accrued interest in full.	$-	$350,000

Total related party convertible notes payable	-	350,000
Less: unamortized debt discounts	-	(10,748)
	-	339,252
Less: current maturities	-	-
Related party convertible notes payable	$-	$339,252

F-13

Convertible notes payable consist of the following at September 30, 2024 and 2023, respectively:

	September 30,	September 30,
	2024	2023

On February 11, 2020, the Company completed the sale to an accredited investor of a 9% Secured Convertible Promissory Note in the principal amount of $50,000. The Note matures on August 11, 2022, bears interest at a rate of 9% per annum, and was convertible into shares of the Company’s common stock at a conversion price of $0.15 per share. On December 28, 2020, the conversion price was amended to $0.03 per share in exchange for an additional $10,000 of proceeds and the promissory note was increased to $60,000. The Company’s obligations under the Note are secured by a lien on the assets of the Company and its wholly-owned subsidiary Digipath Labs, Inc., pursuant to a Security Agreement between the Company, Digipath Labs, Inc. and the investor. On December 29, 2020, the note holder converted $10,000 of principal into 333,334 shares of common stock at a conversion price of $0.03 per share. On August 8, 2022, the note holder agreed to extend the maturity date of the note to February 11, 2024. In exchange for the extension, the Company agreed to issue 650,000 common shares, which were recorded as debt discount, with a relative fair value of $6,989.	$50,000	$50,000

On February 11, 2020, the Company completed the sale to an accredited investor of a 9% Secured Subordinated Convertible Promissory Note in the principal amount of $150,000. The Note matures on August 11, 2022, bears interest at a rate of 9% per annum, and was convertible into shares of the Company’s common stock at a conversion price of $0.15 per share. On December 28, 2020, the conversion price was amended to $0.03 per share in exchange for an additional $50,000 of proceeds and the promissory note was increased to $200,000. The Company’s obligations under the Note are secured by subordinated lien on the assets of the Company and its wholly-owned subsidiary Digipath Labs, Inc., pursuant to a Security Agreement between the Company, Digipath Labs, Inc. and the investor. On December 29, 2020, the note holder converted $50,000 of principal into 1,666,667 shares of common stock at a conversion price of $0.03 per share. On August 8, 2022, the note holder agreed to extend the maturity date of the note to February 11, 2024. In exchange for the extension, the Company agreed to issue 1,950,000 common shares, which were recorded as debt discount, with a relative fair value of $20,968. On February 27, 2024, the Company repaid the note and related accrued interest in full.	-	150,000

On September 23, 2019, the Company received proceeds of $200,000 on a senior secured convertible note that carries an 8% interest rate, which matures on August 10, 2022, as amended. The principal and interest were convertible into shares of common stock at the discretion of the note holder at a fixed conversion price of $0.11 per share. On September 30, 2020, the maturity date was extended to August 10, 2022 and the conversion price was amended to $0.03 per share. The Company’s obligations under this Note are secured by a lien on the assets of the Company and its wholly-owned subsidiary Digipath Labs, Inc. On February 22, 2021, the noteholder converted $90,000 of principal into 3,000,000 shares of common stock at a conversion price of $0.03 per share. On September 30, 2021 the note was amended to add the outstanding short term notes and accrued interest into the principal balance, making the outstanding balance $355,469, as amended. As a result of the modification, the Company recorded an additional debt discount of $98,188, as a result of the beneficial conversion feature of the additional principal. On October 1, 2022, the Company further extended the maturity date to February 11, 2024. In connection with the modification, the Company issued warrants to purchase 4,621,105 shares of common stock, with a fair value of $32,166 which was recorded as a debt discount.	355,469	355,469

On November 8, 2018, the Company received proceeds of $350,000 on a senior secured convertible note that carries an 8% interest rate, which matures on August 10, 2022, as amended. The principal and interest were convertible into shares of common stock at the discretion of the note holder at a fixed conversion price of $0.14 per share. On September 30, 2020, the maturity date was extended to August 10, 2022 and the conversion price was amended to $0.03 per share. The Company’s obligations under this Note are secured by a lien on the assets of the Company and its wholly-owned subsidiary Digipath Labs, Inc. On October 1, 2022, the Company further extended the maturity date to February 11, 2024. In connection with the modification, the Company issued warrants to purchase 4,550,000 shares of common stock, with a fair value of $31,671 which was recorded as a debt discount. On January 29, 2024 the holder converted $40,000 of this note into common shares. On January 22, 2024 the Company further amended the note to extend the maturity date to February 11, 2025 and reduced the conversion price to $0.01. As a result of the modification of the conversion price, the Company recorded a loss on debt extinguishment of $474,539.	310,000	350,000

On October 1, 2022, the Company entered into a senior secured convertible note that carries an 8% interest rate, which matures on February 11, 2024. The Note documented the advances made during the year ended September 30, 2022 in the amount of $362,765. The principal and interest on the Note are convertible into common shares at a conversion price of $0.01. In connection with the note, the Company issued warrants to purchase 4,715,945 shares of common stock, with a fair value of $30,102 which was recorded as a debt discount.	362,765	362,765

On November 5, 2018, the Company received proceeds of $150,000 on a senior secured convertible note that carries an 8% interest rate, which matures on August 10, 2022, as amended. The principal and interest were convertible into shares of common stock at the discretion of the note holder at a fixed conversion price of $0.14 per share. On September 30, 2020, the maturity date was extended to August 10, 2022 and the conversion price was amended to $0.03 per share. The Company’s obligations under this Note are secured by a lien on the assets of the Company and its wholly-owned subsidiary Digipath Labs, Inc. On February 27, 2024, the Company repaid the note and related accrued interest in full.	-	150,000

Total convertible notes payable	1,078,235	1,418,234
Less: unamortized debt discounts	-	(32,302)
	1,078,235	1,385,932
Less: current maturities	(1,078,235)	(1,385,932)
Convertible notes payable	$-	$-

F-14

The Company recorded debt amortization expense attributed to the previously recorded debt discount in the amounts of $43,050 and $135,655, during the years ended September 30, 2024 and 2023, respectively. Unamortized discount as of September 30, 2024 is $0.

All of the convertible notes limit the maximum number of shares that can be owned by each note holder as a result of the conversions to common stock to 4.99% of the Company’s issued and outstanding shares except the note to the related party.

The Company recorded interest expense pursuant to the stated interest rates on the convertible notes in the amount of $89,603   and $148,812 for the years ended September 30, 2024 and 2023, respectively.

The Company recognized interest expense for the years ended September 30, 2024 and 2023, respectively, as follows:

	September 30, 2024	September 30, 2023

Interest on notes payable	$36,614	$79,800
Amortization of debt discounts	43,050	135,655
Interest on convertible notes	89,603	148,812
Total interest expense	$169,267	$364,267

Note 9 - Stockholders’ Equity

Preferred Stock

The Company is authorized to issue 70,000,000 shares of preferred stock with a par value of $0.001 per share, of which 6,000,000 have been designated as Series A Convertible Preferred Stock (“Series A Preferred”), 1,500,000 have been designated as Series B Convertible Preferred Stock (“Series B Preferred”), and 1,000 shares have been designated as Series C Preferred Stock (“Series C Preferred”), with the remaining 2,499,000 shares available for designation from time to time by the Board as set forth below. As of September 30, 2022, there were 1,047,942 shares of Series A Preferred issued and outstanding, 333,600 shares of Series B Preferred issued and outstanding, and 1,000 shares of Series C Preferred issued and outstanding. Our board of directors is authorized to determine any number of series into which the undesignated shares of preferred stock may be divided and to determine the rights, preferences, privileges and restrictions granted to any series of the preferred stock. Each share of Series A Preferred is currently convertible into five shares of common stock and each share of Series B Preferred is currently convertible into twenty-five shares of common stock. The Series C Preferred is not convertible into common stock.

Series A Preferred

The conversion price is adjustable in the event of stock splits and other adjustments in the Company’s capitalization, and in the event of certain negative actions undertaken by the Company. At the current conversion price, the 1,047,942 shares of Series A Preferred outstanding at September 30, 2024  are convertible into 5,239,710 shares of the common stock of the Company. No holder is permitted to convert its shares of Series A Preferred if such conversion would cause the holder to beneficially own more than 4.99% of the issued and outstanding common stock of the Company immediately after such conversion, unless waived by such holder by providing at least sixty-five days’ notice.

Additional terms of the Series A Preferred include the following:

●	The shares of Series A Preferred are entitled to dividends when, as and if declared by the Board as to the shares of the common stock of the Company into which such Series A Preferred may then be converted, subject to the 4.99% beneficial ownership limitation described above.

●	Upon the liquidation or dissolution of the Company, or any merger or sale of all or substantially all of the assets, the shares of Series A Preferred are entitled to receive, prior to any distribution to the holders of common stock, 100% of the purchase price per share of Series A Preferred plus all accrued but unpaid dividends.

●	The Series A Preferred plus all declared but unpaid dividends thereon automatically will be converted into common stock, at the then applicable conversion rate, upon the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred.

●	Each share of Series A Preferred will carry a number of votes equal to the number of shares of common stock into which such Series A Preferred may then be converted, subject to the 4.99% beneficial ownership limitation described above. The holders of the Series A Preferred generally will vote together with the holders of the common stock and not as a separate class, except as provided below.

●	Consent of the holders of the outstanding Series A Preferred is required in order for the Company to: (i) amend or change the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the Series A Preferred; (ii) authorize, create or issue shares of any class of stock having rights, preferences, privileges or powers superior to the Series A Preferred; (iii) reclassify any outstanding shares into shares having rights, preferences, privileges or powers superior to the Series A Preferred; or (iv) amend the Company’s Articles of Incorporation or Bylaws in a manner that adversely affects the rights of the Series A Preferred.

●	Pursuant to the Securities Purchase Agreements, holders of Series A Preferred are entitled to unlimited “piggyback” registration rights on registrations by the Company, subject to pro rata cutback at any underwriter’s discretion.

F-15

Series C Preferred

The Series C Preferred stock was designated on July 20, 2022. The principal feature of the Series C Preferred is that it provides the holder thereof, so long as he or she is an executive officer of the Company, with the ability to vote with the holders of the Company’s common stock on all matters presented to the holders of common stock, whether at a special or annual meeting, by written action in lieu of a meeting or otherwise, on the basis of 200,000 votes for each share of Series C Preferred. The shares of Series C Preferred are not convertible into common stock, are not entitled to dividends, are not subject to redemption, and have a stated value of $0.10 per share payable on any liquidation of the Company in preference to any payment payable to the holders of common stock.

On July 25, 2022, the Company entered into a Securities Purchase Agreement with Todd Denkin, the Company’s President, pursuant to which Mr. Denkin purchased 1,000 shares of the Series C Preferred for a purchase price of $0.10 per share. The Company determined that the shares had value in excess of the stated value in the amount of $360,200, which the Company recorded as compensation expense to the officer.

On March 2, 2023, the Company entered into a Preferred Stock Repurchase Agreement with Todd Denkin, the Company’s president, pursuant to which Mr. Denkin surrendered his Series C Preferred back to the Company for the purchase price of $100.

Common Stock

The common stock has a par value of $0.001, and 250,000,000 shares are authorized, of which 123,046,825 shares were issued and outstanding as of September 30, 2024.

Common Stock Transactions for the Year Ended September 30, 2024

During the year ended September 30, 2024, the Company issued 4,000,000 shares of common stock for the conversion of $40,000 in principal of convertible note payables.

During the year ended September 30, 2024, the Company issued 31,950,005 shares of common stock, of which 6,000,000 were to the directors of the Company, for compensation. The shares were valued at the closing price on the date of issuance for aggregate value of $732,595, of which $112,200 was related to the shares issued to the directors.

Common Stock Transactions for the Year Ended September 30, 2023

During the year ended September 30, 2023, the Company issued 7,150,000 shares of its common stock in settlement of the common stock payable in the amount of $71,745.

During the year ended September 30, 2023, the Company granted 3,400,000 and 1,400,000 shares of its common stock to its officers and directors as compensation for services performed with a fair value of $24,820 and $9,860, respectively.

Note 10 - Mezzanine Equity

Series B Preferred

The shares of Series B Preferred were designated on December 29, 2021. Each share of Series B Preferred has a Stated Value of $1.00 and is currently convertible into common stock at a conversion price equal to $0.04. The conversion price of the Series B Preferred is subject to equitable adjustment in the event of a stock split, stock dividend or similar event with respect to the common stock, and in the event of the issuance of common stock by the Company below the conversion price, subject to customary exceptions. At the current conversion price, the 333,600 shares of Series B Preferred outstanding at September 30, 2024 are convertible into 8,340,000 shares of the common stock of the Company. No holder is permitted to convert its shares of Series B Preferred if such conversion would cause the holder to beneficially own more than 4.99% of the issued and outstanding common stock of the Company immediately after such conversion, unless waived by such holder by providing at least sixty-five days’ notice.

Additional terms of the Series B Preferred include the following:

●	The shares of Series B Preferred are not entitled to dividends, provided that if dividends are paid on the shares of common stock of the Company, the Series B Preferred will be entitled to dividends based on the number shares of common stock which the Series B Preferred may then be converted.

●	Upon the liquidation or dissolution of the Company, or any merger or sale of all or substantially all of the assets, or upon a change in control whereby a stockholder gains control of 50% or more of the outstanding shares of common stock, the shares of Series B Preferred are entitled to receive, prior to any distribution to the holders of common stock and the Series A Preferred, 100% of the purchase price per share of Series B Preferred plus all accrued but unpaid dividends.

●	Each share of Series B Preferred carries a number of votes equal to the number of shares of common stock into which such Series B Preferred may then be converted.

Due to the change in control provision of the Series B Preferred, the Series B Preferred is classified as temporary equity on the balance sheet.

F-16

Note 11 - Common Stock Options

Stock Incentive Plan

On June 21, 2016, we amended and restated our 2012 Stock Incentive Plan (the “2012 Plan”), which was originally adopted on March 5, 2012, and terminated on March 5, 2022. As amended, the 2012 Plan provides for the issuance of up to 11,500,000 shares of common stock pursuant to the grant of options or other awards, including stock grants, to employees, officers or directors of, and consultants to, the Company and its subsidiaries. Options granted under the 2012 Plan may either be intended to qualify as incentive stock options under the Internal Revenue Code of 1986, or may be non-qualified options, and are exercisable over periods not exceeding ten years from date of grant.

Common Stock Option Issuances

There were no issuances of common stock options during the year ended September 30, 2024.

During the year ended September 30, 2023, the Company issued to certain employees, options to purchase 2,100,000 shares of its common stock in exchange for services rendered to the Company with a total fair value of $10,446. The Company estimated the fair value using the Black-Scholes Option Pricing Model, based on a volatility rate of 184% and call option values of $0.00497 and exercise prices of $0.0056. The options have a term of 5.75 years and vest nine months after the grant date.

Amortization of Stock-Based Compensation

A total of $1,153 and $24,474 of stock-based compensation expense was recognized during the years ended September 30, 2024 and 2023, respectively, as a result of the vesting of common stock options issued. As of September 30, 2024, a total of $0 of unamortized expense remains to be amortized over the vesting period.

The following is a summary of information about the stock options outstanding at September 30, 2024.

Shares Underlying				Shares Underlying
Options Outstanding				Options Exercisable
Weighted
	Shares	Average	Weighted	Shares	Weighted
Range of	Underlying	Remaining	Average	Underlying	Average
Exercise	Options	Contractual	Exercise	Options	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price
$0.0056 - $0.13	8,120,000	4.02 years	$0.052	8,120,000	$0.052

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions used for grants under the fixed option plan:

	September 30,	September 30,
	2024	2023

Average risk-free interest rates	-%	3.88%
Average expected life (in years)	-	2.9
Volatility	-%	184.34%

The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of short-term traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company’s common stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of its common stock options. During the years ended September 30, 2023, there were no options granted with an exercise price below the fair value of the underlying stock at the grant date.

The weighted average fair value of options granted with exercise prices at the current fair value of the underlying stock during the year ended September 30, 2023 was approximately $0.005 per option.

The following is a summary of activity of outstanding common stock options:

	Number	Weighted Average
	of Shares	Exercise Price
Balance, September 30, 2022	6,020,000	$0.08
Options issued	2,100,000	0.006
Options repurchased/expired	-	-

Balance, September 30, 2023	8,120,000	$0.069
Options issued	-	-
Options forfeited	-	-

Balance, September 30, 2024	8,120,000	$0.052

Exercisable, September 30, 2024	8,120,000	$0.052

F-17

As of September 30, 2024, these options in the aggregate had $54,330 of intrinsic value as the per share market price of $0.029 of the Company’s common stock as of such date was greater than the weighted-average exercise price of some of these options.

Note 12 - Common Stock Warrants

Warrants to purchase a total of 15,387,050 shares of common stock were outstanding as of September 30, 2024.

There were no issuances of common stock warrants during the year ended September 30, 2024.

During the year ended September 30, 2023, warrants to purchase an aggregate total of 13,887,050 shares of common stock at a weighted average exercise price of $0.007 were issued in connection with the debt extensions as described in Note 8.

The following is a summary of information about our warrants to purchase common stock outstanding at September 30, 2024 (including those issued to both investors and service providers).

Shares Underlying				Shares Underlying
Warrants Outstanding				Warrants Exercisable

Weighted
	Shares	Average	Weighted	Shares	Weighted
Range of	Underlying	Remaining	Average	Underlying	Average
Exercise	Warrants	Contractual	Exercise	Warrants	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$0.0074-0.10	15,387,050	7.76 years	$0.016	15,387,050	$0.016

The fair value of each warrant grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions used for grants under the fixed option plan:

The following is a summary of activity of outstanding common stock warrants:

	Number	Weighted Average
	of Shares	Exercise Price
Balance, September 30, 2022	2,535,001	$0.10
Warrants granted	13,887,050	0.007
Warrants expired	-	-

Balance, September 30, 2023	15,387,050	$0.10
Warrants granted	-	-
Warrants expired	-	-

Balance, September 30, 2024	15,387,050	$0.016

Exercisable, September 30, 2024	15,387,050	$0.016

As of September 30, 2024, these warrants in the aggregate had $298,572 of intrinsic value as the per share market price of $0.029 of the Company’s common stock as of such date was greater than the exercise price of some of these warrants.

F-18

Note 13 - Leases

On May 6, 2024, the Company entered into a lease to lease its operating and office facility under a non-cancelable real property lease agreement that expires on May 31, 2026. The real property lease contains provisions requiring payment of property taxes, utilities, insurance, maintenance and other occupancy costs applicable to the leased premise. As the Company’s leases do not provide implicit discount rates, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

The components of lease expense were as follows:

	For the	For the
	Year Ended	Year Ended
	September 30,	September 30,
	2024	2023

Operating lease cost	$20,236	$-
Total net lease cost	$20,236	$-

Supplemental balance sheet information related to leases was as follows:

	September 30,	September 30,
	2024	2023
Operating leases:
Operating lease assets	$57,006	$-

Current portion of operating lease liabilities	36,428	$-
Noncurrent operating lease liabilities	26,838	-
Total operating lease liabilities	$63,266	$-

Weighted average remaining lease term:
Operating leases	1.75 years	-

Weighted average discount rate:
Operating leases	7.9%	-%

Supplemental cash flow and other information related to leases was as follows:

	For the	For the
	Year Ended	Year Ended
	September 30,	September 30,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$11,309	$-
Financing cash flows used for finance leases	$-	$-

Leased assets obtained in exchange for lease liabilities:
Total operating lease liabilities	$74,575	$-
Total finance lease liabilities	$-	$-

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities on a fiscal year basis, including common area maintenance fees, under non-cancelable operating leases as of September 30, 2024:

Fiscal Year Ending	Minimum Lease
September 30,	Commitments
2025	$40,143
2026	27,639
2027	-
2028	-
2029	-
Total future undiscounted lease payments	67,782
Less interest	(4,513)
Present value of lease payments	63,266
Less current portion	36,428
Long-term operating lease liabilities	$26,838

F-19

Note 14 - Commitments and Contingencies

Legal Contingencies

There are no material pending legal proceedings to which we are a party or to which any of our property is subject, nor are there any such proceedings known to be contemplated by governmental authorities. None of our directors, officers or affiliates is involved in a proceeding adverse to our business or has a material interest adverse to our business.

Note 15 - Discontinued Operations

On April 20, 2023, the Company, and Digipath Labs entered into the Purchase Agreement with DPL NV, LLC (“Buyer”), pursuant to which Digipath Labs agreed to sell substantially all of its assets to Buyer for a cash purchase price of $2,300,000 (the “Purchase Price”) as described in Note 1 above. The Purchase Price was subject to adjustments at closing based on, among other things, the amount by which the working capital of Digipath Labs at the closing is greater or less than $150,000.

The Purchase Agreement includes a number of representations, warrantees, covenants and conditions to closing customary for this type of transaction. In addition, the closing of the transaction was subject to the approval of the Nevada Cannabis Compliance Board (the “CCB”). In the event CCB approval was not obtained by June 30, 2024, or any other condition to closing had not been satisfied by such date, either party could terminate the Purchase Agreement.

Pursuant to the Purchase Agreement, the Buyer deposited $230,000 into an escrow account upon the execution of the Purchase Agreement, and such amount will continue to be held in escrow for a 12-month period following closing to satisfy any indemnification claims Buyer may have against Digipath Labs.

In connection with the transactions contemplated by the Purchase Agreement, Digipath, Digipath Labs and Buyer entered into a Management Services Agreement (the “Management Services Agreement”), dated as of April 30, 2023, pursuant to which Buyer was engaged to manage the operation of Digipath Labs’ cannabis testing laboratory (the “Lab”). The effectiveness of the Management Services Agreement was subject to the approval of the CCB, which was obtained on October 17, 2023. Pursuant to the Management Services Agreement, after the payment of expenses to third parties and a payment of 15% of cash collections to Digipath (but not less than $15,000) in each month, Buyer is entitled to a management fee of $10,000 per month. Any remaining cash generated from the operation of the Lab in any month is payable 45% to the Buyer and 55% to the Company.

On February 20, 2024, we completed the sale of the net assets of our subsidiary Digipath Labs to Buyer. On June 24, 2024, the Company and the Buyer settled the final amount owed on the working capital adjustment for an additional payment of $42,835. As a result of the closing, the Company recognized a gain on the sale of the assets in the amount of $1,581,981 which includes the excess value of the Purchase Price above the net assets as well as the working capital adjustment. As of September 30, 2024, the Company was still owed $241,419 which is comprised of a portion of the final working capital adjustment and the initial escrow deposit, which is recorded in other current assets in the accompany balance sheet.

The balance sheets of Digipath Labs are summarized below:

	September 30, 2024	September 30, 2023
Current assets:
Accounts receivable, net	$-	$447,410
Deposits	-	18,675
Other current assets	-	20,137
Total current assets	-	486,222

Right-of-use asset	-	274,985
Fixed assets, net	-	368,681
Total long term assets	-	643,666
Total Assets	$-	$1,129,888

Current liabilities:
Accounts payable	$-	$158,869
Accrued expenses	-	61,512
Current portion of operating lease liabilities	-	83,757
Current maturities of notes payable	-	64,517
Total current liabilities	-	368,655

Operating lease liabilities	-	143,245
Notes payable	-	15,911
Total long term liabilities	-	159,156
Total Liabilities	$-	$527,811

F-20

The statements of operations of Digipath Labs combined are summarized below:

	For the Years Ended
	September 30,
	2024	2023

Revenues	$1,635,299	$3,330,704
Cost of sales	650,524	1,736,401
Gross profit	984,775	1,594,303

Operating expenses:
General and administrative	393,168	883,781
Professional fees	4,750	98,352
Total operating expenses	397,918	982,133

Operating income(loss)	586,857	612,170

Other income (expense):
Other income	-	322,798
Interest expense	(1,701)	(6,539)
Total other income (expense)	(1,701	316,259)

Net income (loss)	$585,156	$928,429

Note 16 - Income Tax

The Company accounts for income taxes under FASB ASC 740-10, which requires use of the liability method. FASB ASC 740-10-25 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.

At September 30, 2024, the Company had approximately $13,825,000   of Federal net operating losses. The net operating loss carry forwards, if not utilized, will begin to expire in 2032.

The effective income tax rate for the years ended September 30, 2024 and 2023 consisted of the following:

	September 30,
	2024	2023
Federal statutory income tax rate	21%	21%
State income taxes	-%	-%
Other	(2)%	-%
Change in valuation allowance	(18)%	(21)%
Net effective income tax rate	1%	-%

F-21

The components of the Company’s deferred tax asset are as follows:

	September 30,
	2024	2023
Deferred tax assets:
Net operating loss carry forwards	$2,903,300	$2,960,100

Net deferred tax assets before valuation allowance	$2,903,300	$2,960,100
Less: Valuation allowance	(2,903,300)	(2,960,100)
Net deferred tax assets	$-	$-

Based on the available objective evidence, including the Company’s history of its loss, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at September 30, 2024 and 2023, respectively.

In accordance with FASB ASC 740, the Company has evaluated its tax positions and determined there are no uncertain tax positions.

Note 17 - Subsequent Events

On October 15, 2024, the Company entered into a secured credit facility with and unrelated third party. Under the facility, the Company is able to borrow up to $200,000 which will incur interest at a rate of 12%, and is payable upon the earlier of February 28, 2025, or the date which the Company receives the escrow amount from the sale of the assets of Digipath Labs. As of the date of this filing, the Company has borrowed, $20,000 against the facility.

On November 15, 2024, the Company issued 3,000,000 shares of common stock to a consultant for services rendered. The shares were valued using the closing stock price on the date of issuance for a value of $57,000.

On November 27th, 2024, the Company entered into an amendment to the Asset Purchase Agreement with the Buyer of the Digipath Labs assets. Pursuant to the amendment the Company and Buyer agreed to an early release of the Escrow Deposit, whereby the Escrow Deposit will be reduced to $200,000 and released immediately to the Company. The Company received the proceeds from the Escrow on December 3, 2024.

On December 10, 2024, the Company entered into a Securities Purchase Agreement with A. Stone Douglass (the “Douglass Purchase Agreement”), the Company’s Chairman, President, Chief Executive Officer, Chief Financial Officer, Secretary and Director, pursuant to which Mr. Douglass purchased 1,000 shares of the Company’s Series C Preferred stock for a purchase price of $0.10 per share.

On December 10, 2024, our board of directors (i) approved the Douglass Purchase Agreement, and (ii) approved and submitted for a vote of the holder of a majority of the outstanding voting stock of the Company an amendment to the Company’s Articles of Incorporation, as amended, to increase (1) the authorized shares of the Company’s common stock from 250,000,000 shares to 880,000,000 shares, and (2) the authorized shares of the Company’s preferred stock from 10,000,000 shares to 70,000,000 shares (the “Charter Amendment”).

On December 10, 2024, A. Stone Douglass, as the holder of a majority of the outstanding voting stock of the Company, approved the Charter Amendment. The increase in authorized shares of the Company’s common stock and preferred stock set forth in the Charter Amendment will only take effect if and when the Company files the Charter Amendment with the Secretary of State of the State of Nevada. The Charter Amendment was filed on January 13, 2025.

On December 18, 2024, the Company issued 500,000 shares of common stock to a consultant for services rendered. The shares were valued using the closing stock price on the date of issuance for a value of $10,000.

F-22